79



07021720

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BlueScope Steel

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FILE NO. 82- 34676

FISCAL YEAR 6-30-06

• Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/12/07



ARIS
6-30-06

TRANSFORMING OUR BUSINESS

BLUESCOPE STEEL LIMITED

FINANCIAL REPORT 2005/06



BlueScope Steel Limited

ABN 16 000 011 058

Annual report - 30 June 2006

Contents

	Notes	Consolidated 2006 $M	Consolidated 2005 $M	Parent 2006 $M	Parent 2005 $M
Revenue	6	**8,031.5**	7,965.3	**2,690.7**	3,821.4
Other income	7	**52.4**	1.5	**12.7**	-
Changes in inventories of finished goods and work in progress		**92.6**	146.7	**(27.7)**	30.7
Raw materials and consumables used		**(3,941.9)**	(3,296.8)	**(1,770.2)**	(1,840.7)
Employee benefits expense		**(1,399.2)**	(1,333.6)	**(409.4)**	(393.6)
Depreciation and amortisation expense	8	**(293.5)**	(297.3)	**(69.2)**	(66.3)
Impairment of non-current assets	8	**(64.9)**	(83.9)	**(42.7)**	-
Freight on external despatches		**(562.9)**	(484.3)	**(198.9)**	(168.1)
External services		**(1,078.5)**	(1,093.0)	**(152.8)**	(151.0)
Finance costs	8	**(90.0)**	(44.4)	**(68.6)**	(20.4)
Other expenses		**(452.0)**	(363.9)	**(123.5)**	(157.1)
Share of net profits of associates and joint venture partnership accounted for using the equity method	45,46	**175.0**	200.0	-	-
Profit before income tax		**468.6**	1,316.3	**(159.6)**	1,054.9
Income tax (expense)/revenue	9	**(125.8)**	(334.3)	**33.2**	30.2
Profit for the year		**342.8**	982.0	**(126.4)**	1,085.1
Profit attributable to minority interest		**(5.2)**	(0.1)	-	-
Profit attributable to members of BlueScope Steel Ltd		**337.6**	981.9	**(126.4)**	1,085.1

	Notes	**Cents**	Cents
Earnings per share for profit attributable to the ordinary equity holders of the company:			
Basic earnings per share	48	**47.9**	134.0
Diluted earnings per share	48	**47.7**	131.0

The above income statements should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2006 $M	Consolidated 2005 $M	Parent 2006 $M	Parent 2005 $M
ASSETS					
Current assets					
Cash and cash equivalents	10	**61.9**	84.6	**0.1**	0.1
Derivative financial instruments	11	**0.2**	-	**-**	-
Receivables	12	**1,319.2**	1,052.8	**1,830.5**	1,031.8
Inventories	13	**1,270.2**	1,152.2	**254.9**	283.9
Other	14	**55.9**	39.4	**4.3**	3.5
		2,707.4	2,329.0	**2,089.8**	1,319.3
Non-current assets classified as held for sale	15	**34.1**	-	**34.1**	-
Total current assets		**2,741.5**	2,329.0	**2,123.9**	1,319.3
Non-current assets					
Receivables	16	**24.5**	12.4	**3.5**	21.0
Retirement benefit assets	17	**24.8**	0.5	**10.1**	0.2
Inventories	18	**59.2**	58.6	**23.0**	23.6
Investments accounted for using the equity method	19	**302.8**	257.9	**-**	-
Other financial assets	20	**-**	-	**1,836.7**	1,654.6
Property, plant and equipment	21	**3,743.2**	3,374.4	**830.7**	754.4
Deferred tax assets	22	**121.1**	147.9	**-**	-
Intangible assets	23	**226.8**	200.1	**24.7**	25.5
Other	24	**16.7**	4.9	**0.1**	0.4
Total non-current assets		**4,519.1**	4,056.7	**2,728.8**	2,479.7
Total assets		**7,260.6**	6,385.7	**4,852.7**	3,799.0
LIABILITIES					
Current liabilities					
Payables	25	**957.6**	818.6	**261.0**	236.4
Interest bearing liabilities	26	**689.7**	255.7	**2,279.0**	371.3
Current tax liabilities	27	**31.2**	215.6	**12.0**	203.4
Provisions	28	**504.1**	430.0	**141.4**	157.4
Deferred income	29	**76.8**	60.5	-	-
Derivative financial instruments	11	**0.6**	-	**-**	-
Total current liabilities		**2,260.0**	1,780.4	**2,693.4**	968.5
Non-current liabilities					
Payables	30	**-**	5.0	**-**	-
Interest bearing liabilities	31	**1,262.3**	620.2	**-**	-
Deferred tax liabilities	32	**284.2**	300.3	**48.2**	61.5
Provisions	33	**178.7**	157.5	**33.7**	28.6
Retirement benefit obligations	34	**189.3**	261.9	**-**	-
Derivative financial instruments	11	**1.2**	-	**-**	-
Total non-current liabilities		**1,915.7**	1,344.9	**81.9**	90.1
Total liabilities		**4,175.7**	3,125.3	**2,775.3**	1,058.6
Net assets		**3,084.9**	3,260.4	**2,077.4**	2,740.4
EQUITY					
Contributed equity	35	**1,653.9**	1,747.5	**1,653.9**	1,747.5
Reserves	36(a)	**(87.0)**	(65.3)	**17.7**	9.0
Retained profits	36(b)	**1,467.1**	1,535.0	**405.8**	983.9
Parent entity interest		**3,034.0**	3,217.2	**2,077.4**	2,740.4
Minority interest		**50.9**	43.2	**-**	-
Total equity		**3,084.9**	3,260.4	**2,077.4**	2,740.4

The above balance sheets should be read in conjunction with the accompanying notes.

	Notes	Consolidated **2006** **$M**	Consolidated 2005 $M	Parent **2006** **$M**	Parent 2005 $M
Cash flow hedges:	36				
Gains/(losses) taken to equity		**(1.7)**	-	-	-
Net gains/(losses) on hedge of net investments	36	**98.0**	-	-	-
Exchange differences on translation of foreign operations	36	**(96.5)**	(82.4)	-	-
Actuarial gains/(losses) on defined benefit plans	36	**62.7**	(92.7)	**2.1**	(0.3)
Income tax on items taken directly to or transferred from equity	9	**(42.5)**	12.6	**(0.6)**	0.1
Net income/(expense) recognised directly in equity		**20.0**	(162.5)	**1.5**	(0.2)
Profit for the year		**342.8**	982.0	**(126.4)**	1,085.1
Total recognised income and expense for the year		**362.8**	819.5	**(124.9)**	1,084.9
Total recognised income and expense for the year is attributable to:					
Members of BlueScope Steel Ltd		**354.3**	824.5	**(124.9)**	1,084.9
Minority interest		**8.5**	(5.0)	-	-
		362.8	819.5	**(124.9)**	1,084.9

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2006 $M	Consolidated 2005 $M	Parent 2006 $M	Parent 2005 $M
Cash flows from operating activities					
Receipts from customers		**8,095.6**	8,160.2	**2,712.9**	2,825.5
Payments to suppliers and employees		**(7,623.9)**	(7,084.4)	**(2,873.7)**	(2,939.6)
		471.7	1,075.8	**(160.8)**	(114.1)
Dividends received		**5.1**	4.1	**11.0**	1,154.9
Joint venture partnership distributions received		**168.5**	123.4	**-**	-
Interest received		**2.7**	3.7	**27.8**	4.3
Other revenue		**18.4**	21.0	**7.2**	8.7
Finance costs paid		**(78.7)**	(26.9)	**(68.6)**	(18.6)
Income taxes paid (received)		**(356.0)**	(312.1)	**23.9**	(96.0)
Net cash inflow (outflow) from operating activities	47	**231.7**	889.0	**(159.5)**	939.2
Cash flows from investing activities					
Payment for subsidiaries, net of cash acquired		**(2.2)**	(17.8)	**(212.2)**	(11.8)
Disposal of subsidiary into joint venture partnership		**(3.6)**	-	**-**	-
Payments for property, plant and equipment		**(764.5)**	(578.8)	**(194.8)**	(113.1)
Payments for intangibles		**(32.7)**	(21.2)	**(1.7)**	(4.4)
Payments for investment in joint venture partnership		**(1.3)**	(1.6)	**-**	-
Payments for investment in associates		**(0.7)**	(0.5)	**-**	-
Payments for investment in business assets		**(11.5)**	(43.1)	**-**	-
Proceeds from sale of property, plant and equipment		**20.8**	7.0	**3.1**	0.5
Proceeds from sale of business assets		**2.3**	5.8	**-**	-
Proceeds from redemption of investments		**-**	-	**1.3**	5.3
Joint venture partnership loan receivable repaid		**-**	28.5	**-**	-
Net cash (outflow) inflow from investing activities		**(793.4)**	(621.7)	**(404.3)**	(123.5)
Cash flows from financing activities					
Proceeds from issues of shares		**1.3**	36.9	**1.3**	36.9
Payments for shares bought back		**(95.0)**	(327.0)	**(95.0)**	(327.0)
Proceeds from borrowings		**8,904.5**	2,894.5	**1,023.9**	-
Financing of related entities		**-**	-	**1,030.7**	(182.7)
Repayment of borrowings		**(7,819.9)**	(2,545.5)	**(943.9)**	-
Dividends paid to company's shareholders	37	**(453.2)**	(343.0)	**(453.2)**	(343.0)
Dividends paid to minority interests in subsidiaries		**(2.5)**	(5.2)	**-**	-
Capital return to minority interests in subsidiaries		**(0.3)**	-	**-**	-
Capital injection by minority interests in subsidiaries		**2.1**	-	**-**	-
Net cash inflow (outflow) from financing activities		**537.0**	(289.3)	**563.8**	(815.8)
Net increase (decrease) in cash and cash equivalents		**(24.7)**	(22.0)	**-**	(0.1)
Cash and cash equivalents at the beginning of the financial year		**83.0**	118.1	**0.1**	0.2
Effects of exchange rate changes on cash and cash equivalents		**0.7**	(13.1)	**-**	-
Cash and cash equivalents at end of year	10	**59.0**	83.0	**0.1**	0.1
Financing arrangements	31(e)				

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents of the notes to the financial statements

1 Summary of significant accounting policies

The financial report includes separate financial statements for BlueScope Steel Ltd as an individual entity and the consolidated entity consisting of BlueScope Steel Ltd and its subsidiaries.

(a) Basis of preparation

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Compliance with IFRS
This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first BlueScope Steel Ltd annual financial statements to be prepared in accordance with AIFRS. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of BlueScope Steel Ltd until 30 June 2005 had been prepared in accordance with Australian Accounting Standards in force at that date. Australian Accounting Standards in force at the date differ in certain respects from AIFRS. When preparing the BlueScope Steel Ltd financial report for the ended 30 June 2006, management has amended certain accounting and valuation methods applied in the previous financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are provided in note 50.

AASB 1 Transitional exemptions
The Group has made its election in relation to transitional exemptions allowed by AASB 1 as follows:

- AASB 2 *Share based Payment* is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.
- AASB 3 *Business Combinations* was not applied retrospectively to business combinations that occurred before 1 July 2004.
- AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* is only applied from 1 July 2005 and is therefore not reflected in the comparative information presented.

Outlined as part of this summary of significant accounting policies are policies applicable from 1 July 2005 under AASB 132 and AASB 139, as well as policies used from 1 July 2004 to 30 June 2005, prior to the adoption of these standards.

Early adoption of standard
The Group has elected to apply AASB 119 *Employee Benefits* (issued in December 2004) to the annual reporting period beginning 1 July 2004. This includes applying AASB 119 to the comparatives.

Historical cost convention
The financial report has been prepared on a historical cost basis, except for derivative financial instruments measured at fair value.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 4.

1 Summary of significant accounting policies (continued)

(b) New accounting standards and UIG interpretations

Apart from the revised AASB 119 Employee Benefits (issued in December 2004), changes to Australian Accounting Standards and UIG interpretations that have recently been amended or issued but are not yet effective, have not been adopted for the period ending 30 June 2006. The amended or new standards and interpretations are not expected to materially change the Group's accounting policies.

The Group's assessment of the impact of the new and amended standards and interpretations is set out below:

(i) UIG 4 *Determining whether an Asset Contains a Lease*
UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Group has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2007 financial statements and the UIG 4 transition provisions. The Group will therefore apply UIG 4 from 1 July 2006.

(ii) AASB 2005-9 *Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]*
AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Group has not elected to adopt the amendments early. It will apply the revised standards in its 30 June 2007 financial statements. Application of the revised rules may result in the recognition of financial liabilities in the financial statements of the parent entity, BlueScope Steel Ltd, under certain financial guarantee contracts.

(iii) AASB 7 *Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]*
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the information to be disclosed in relation to the Group's financial instruments.

(iv) AASB 2005-6 *Amendments to Australian Accounting Standards [AASB 3]*
AASB 2005-6 is applicable to annual reporting periods beginning on or after 1 January 2006. The Group has not elected to adopt the amendments early. The amendments relates to business combinations involving entities or businesses under common control. It excludes entities or businesses under common control from the scope of the business combinations fair value measurement requirements. An alternative measurement method may be used providing it is applied consistently to similar transactions.

(v) AASB 2006-1 *Amendments to Australian Accounting Standards [AASB 121]*
AASB 2006-1 is applicable to annual reporting periods ending on or after 31 December 2006. The amendment relates to monetary items that form part of a reporting entity's net investment in a foreign operation. It removes the requirement that such monetary items had to be denominated either in the functional currency of the reporting entity or the foreign operation.

A detailed assessment of the impact of these new and amended standards *and interpretations* is yet to be performed. However, at this stage no material impact is expected.

The following amendments are not yet effective for the annual reporting period ending 30 June 2006 and have not been applied in preparing the Company's financial statements. The nature of the impact of the application of these standards is disclosure only. The Company will apply these standards for the annual reporting periods beginning on or after the operative dates set out below.

AASB	Title	Operative Date
2005-1	Amendments to Australian Accounting Standard [AASB 139]	1 January 2006
2005-4	Amendments to Australian Accounting Standard [AASB 139, AASB 132, AASB 1, AASB 1023 and AASB 1038]	1 January 2006
2005-5	Amendments to Australian Accounting Standard [AASB 1 and AASB 139]	1 January 2006
2005-6	Amendments to Australian Accounting Standard [AASB 3]	1 January 2006
2005-10	Amendments to Australian Accounting Standard [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038]	1 January 2007
UIG 5	*Rights to Interests in Decommissioning, Restoration and Environmental Funds*	1 January 2006
UIG7	*Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies*	1 March 2006
UIG 8	*Scope of AASB 2*	1 May 2006
UIG 9	Reassessment of Embedded Derivatives	1 June 2006

1 Summary of significant accounting policies (continued)

(c) Principles of consolidation

(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of BlueScope Steel Ltd ("Company" or "Parent entity") as at 30 June 2006 and the results of all subsidiaries for the year then ended. BlueScope Steel Ltd and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(j)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(ii) Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (refer to note 45).

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii) Joint venture entities
The interest in joint venture partnerships are accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entities. Under the equity method, the share of the profits or losses of the partnerships are recognised in the income statement, and the share of movements in reserves are recognised in reserves in the balance sheet. Details relating to the partnership are set out in note 46.

Profits or losses on transactions establishing the joint venture partnership and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

(d) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

1 Summary of significant accounting policies (continued)

(e) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is BlueScope Steel Ltd's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(iii) Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(f) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

(i) Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer. This is considered to have occurred when legal title of the product is transferred to the customer and the Company is no longer responsible for the product. The point at which title is transferred is dependent upon the specific terms and conditions of the contract under the sale.

(ii) Rendering of services
Contract revenue is recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where the outcome of the contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable the costs will be recovered, revenue is recognised to the extent of costs incurred.

(iii) Interest
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

(iv) Dividends
Revenue is recognised when the shareholders' right to receive the payment is established.

1 Summary of significant accounting policies (continued)

(g) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax assets and unused tax losses can be utilised except:

- when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Tax consolidation legislation
BlueScope Steel Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation.

The head entity, BlueScope Steel Ltd, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured in a systematic manner that is consistent with the broad principles of AASB 112 *Income Taxes* ('Group allocation approach').

In addition to its own current and deferred tax amounts, BlueScope Steel Ltd also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details about the tax funding agreement are disclosed in note 9.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets and current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

1 Summary of significant accounting policies (continued)

(h) Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(i) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in current and non-current interest bearing liabilities. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(j) Business combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition.

Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(s)). If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Restructuring costs associated with a business combination are brought to account on the basis described in note1(ac).

1 Summary of significant accounting policies (continued)

(k) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or when events or circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units or 'CGUs'). Where the recoverable amount of a CGU is less than the carrying amount, an impairment loss is recognised.

The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Refer to note 21 for detail of impairment losses recognised in the current period.

Refer to note 23 for detail of allocation of goodwill to CGU's and impairment testing methodology.

(l) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(m) Trade receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at cost less any provision for doubtful debts. Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows. The amount of the provision is recognised in the income statement.

(n) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

(i) Raw materials and stores
Purchase cost on a first-in first-out basis.

(ii) Finished goods and work in progress
Cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(o) Investments and other financial assets

From 1 July 2004 to 30 June 2005
In accordance with Australian Accounting Standards in force at that time, interests in unlisted securities, other than subsidiaries and associates and other financial assets, were brought to account at cost.

From 1 July 2005
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, and available for sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

1 Summary of significant accounting policies (continued)

(i) Financial assets at fair value through profit or loss
This category has two subcategories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet (notes 12 and 16).

(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held to maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available for sale are recognised in equity in the available for sale investments revaluation reserve. When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(p) Derivatives

From 1 July 2004 to 30 June 2005
BlueScope Steel's policy when undertaking risk mitigation transactions was to apply hedge accounting principles whereby derivatives were matched to the specifically identified commercial risks being hedged. These matching principles were applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions were recognised when such transactions were recognised. Upon recognition of the underlying transaction, derivatives were valued at the appropriate market spot rate.

When an underlying transaction could no longer be identified, gains and losses arising from a derivative that had been designated as a hedge of that transaction was included in the income statement.

1 Summary of significant accounting policies (continued)

Where a hedge was terminated, the deferred gain or loss that arose prior to termination was:

(a) deferred and included in the measurement of the anticipated transaction when it occurred; or
(b) included in the income statement where the anticipated transaction was no longer expected to occur.

Costs arising at the time of entering into hedging activities were included in other assets and deferred and included in the settlement of the underlying transaction.

(i) Forward exchange contracts
Forward exchange contracts were recognised at the date the contract was entered into. Exchange gains or losses on forward exchange contracts were recognised in the income statement except those relating to hedges of specific commitments that were deferred and included in the measurement of the sale of purchase.

(ii) Interest rate swaps
It was the company's policy to not recognise interest rate swaps in the financial statements.

From 1 July 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Net investment hedge
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the foreign currency translation reserve; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Gains and losses deferred in the foreign currency translation reserve are recognised immediately in the income statement when the foreign operation is disposed of.

(iv) Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

1 Summary of significant accounting policies (continued)

(q) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets is based on quoted market bid prices at the balance sheet date. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The fair value of forward commodity contracts is determined using forward market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(r) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over its expected useful life. Estimates of remaining useful lives are made on a regular basis for all assets. The expected useful lives are as follows:

Category	*Useful life*
Building	Up to 40 years
Plant, machinery and equipment	Up to 30 years

The asset's carrying values are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. An asset's carrying amount is written down to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(k)).

Gains and losses on disposal are determined by comparing proceeds with the carrying amount. These are included in the income statement on a net basis as either income (a gain) or an expense (a loss).

(s) Intangible assets

(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to a cash-generating unit or group of cash-generating units, for the purpose of impairment testing (note 23).

(ii) Patents and trademarks
Patents and trademarks have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives.

(iii) Research and development costs
Expenditure for research and development is included in the income statement as and when incurred on the basis that continuing research and development is part of the overall cost of being in business, except to the extent that future benefits deriving from development costs are expected beyond any reasonable doubt to exceed those costs, in which case the development costs are capitalised and amortised over the period of expected benefit.

1 Summary of significant accounting policies (continued)

An intangible asset arising from development expenditure on a internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The carrying amount of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

(iv) Software
Software that is not an integral part of computer hardware, or is not integral to the operation of a piece of machinery, has a finite useful life and is carried as an intangible asset at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of software over its estimated useful life (not exceeding 10 years).

(v) Customer and supplier networks
Customer and supplier networks and items of similar substance are only recognised as an intangible asset if they are acquired as part of a business combination and meet the recognition criteria as set out in the business combinations accounting policy (refer to note 1(j)). This is on the basis that expenditure on these items cannot be distinguished from the cost of developing the business as a whole. Subsequent expenditure on these items is expensed.

When recognised, such items have a finite useful life and are carried at fair value at acquisition date, less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the asset carrying amount over its estimated useful life.

(t) Non-current assets held for sale

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

(u) Trade and other payables

Liabilities for trade and other payables are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received. The amounts are unsecured and are usually on 30 day terms.

(v) Borrowings

All borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Gains and losses are recognised in the income statement when the liabilities are derecognised and through the amortisation process.

1 Summary of significant accounting policies (continued)

(w) Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to issue costs (refer note 1(v)) or where they relate to the financing of construction or development of qualifying assets, being assets that require a substantial period of time to prepare for their intended future use. Borrowing costs are capitalised up to the date when the asset is ready for its intended use. The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Group's borrowings outstanding during the period.

(x) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(y) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities arising in respect of wages and salaries, annual leave and other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Non-accumulating sick leave is recognised when the leave is taken and measured at the rates paid or payable.

(ii) Long service leave
The liability for long service leave is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Classification of annual and long service leave
AASB 101 *Presentation of Financial Statements* requires a liability to be classified as current when it satisfies one of four criteria. One of the criteria for classification as a current liability is if the entity does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date and as a result all annual and long service leave has been classified as current. It is the company's view that $166 million (June 05: $167 million) of unconditional annual and long service leave provisions are expected to be settled more than 12 months from the reporting date.

(iii) Retirement benefit obligations
Employees of the Group are entitled to benefits on retirement, disability or death from the Group's superannuation plans. The Group has both defined benefit and defined contribution plans. The defined benefit plans provide defined lump sum benefits based on years of service and final average salary. The defined contribution plans receive fixed contributions from Group companies with the Group's legal obligation limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet and is measured as the present value of the defined benefit constructive obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit constructive obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated half yearly by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised directly in retained profits.

1 Summary of significant accounting policies (continued)

Past service costs are recognised immediately in income, unless the changes to the superannuation plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (e.g. taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

Contributions to the defined contribution fund are recognised as an expense as they become payable.

(iv) Share-based payments
The Group provides benefits in the form of share-based payment transactions to employees. Information relating to these schemes is set out in note 49 and the 30 June 2006 Remuneration Report.

There are currently two plans in place providing these share-based payment benefits:

- *The Employee Share Plan ('ESP')*
  ESP is a share awards program which, at the determination of the Board, issues eligible employees with a grant of ordinary BlueScope Steel shares (or a reward of equal value in countries where the issue of shares is not practicable). The allocation of ESP is considered on a year-by-year basis.

- *The Long Term Incentive Plan ('LTIP')*
  LTIP is a share rights program which, at the determination of the Board, provides eligible senior managers with the right to acquire ordinary BlueScope Steel shares at a later date subject to the satisfaction of certain performance criteria. The decision to issue a LTIP share rights program is made annually.

Share awards and rights granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these share awards and rights.

Share awards and rights granted after 7 November 2002 and vested after 1 January 2005

The fair value of share awards and rights issued under both the ESP and LTIP is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the shares (vesting date).

The fair value at grant date is independently determined by an external valuer using a binomial model.

The cumulative expense recognised for share-based payment transactions at each reporting date until vesting date reflects the extent to which the vesting period has expired and the number of rights that are expected to ultimately vest. This number is based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

Upon the exercise of share rights, the balance of the share based payments reserve relating to those rights is transferred to share capital. The dilutive effect, if any, of outstanding rights is reflected as additional share dilution in the computation of diluted earnings per share.

No expense is recognised for share awards and share rights that do not ultimately vest, except for share rights where vesting is only conditional upon a market condition. The Group's current LTIP program is a market condition share-based payment.

(v) Short-Term incentive plans (STI)
The Group recognises a liability and an expense for STI plan payments made to employees. STI goals are based on both overall company performance and the individual or team contribution to performance. The Group recognises a provision where past practice and current performance indicates that a probable constructive obligation exists.

(vi) Employee benefit on-costs
Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(vii) Termination benefits
Liabilities for termination benefits, not in connection with a business combination or the closure of an operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out.

1 Summary of significant accounting policies (continued)

Liabilities for termination benefits relating to an acquired entity or operation that arise as a consequence of business combinations are recognised as at the date of acquisition only if the liability has already been recognised in the balance sheet of the acquiree.

Redundancy costs associated with the closure of an operation are accounted for as restructuring costs (refer note 1(ac)).

(z) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquistion as part of the purchase consideration.

If BlueScope Steel reacquires its own equity instruments, e.g. as the result of a share buy-back, those instruments are deducted from equity and the associated shares are cancelled. No gain or loss is recognised in the profit or loss and the consideration paid including any directly attributable incremental costs (net of income taxes) is recognised directly in equity.

(aa) Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the balance sheet date.

(ab) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for any bonus element.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares that have been recognised as expenses and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(ac) Restructuring costs

(i) Restructuring and the closure of an operation
Liabilities arising directly from undertaking a restructuring program, defined as the closure of an operation, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

(ii) Restructuring and the sale of an operation
A restructuring liability associated with the sale of an operation is not recognised unless a purchaser has been identified and a binding sale agreement has been entered into.

(iii) Restructuring and acquisitions through a business combination
When acquiring another entity through a business combination, a restructuring liability is not recognised or included in the goodwill fair value calculation unless a liability has already been recognised by the acquiree, in accordance with note 1(ac)(i).

Redundancy costs that are not part of a restructuring program are classified as employee benefits (refer note 1(y)(vii)).

(ad) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investment Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or in certain cases, the nearest thousand or the nearest dollar.

2 Corporate information

The financial report of BlueScope Steel Limited for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 18 August 2006.

BlueScope Steel Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in note 5.

3 Financial risk management

The BlueScope Steel Group's financial risks are categorised under the following headings.

- Liquidity and Credit risk; and
- Price risk

The nature of these risks and the policies the BlueScope Steel Group has for controlling them and any concentrations of exposure are discussed under each risk category.

Liquidity and Credit risk

The BlueScope Steel Group will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and borrowings made available under existing and new financing facilities.

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BlueScope Steel Group within the normal terms of trade. To manage this risk, the BlueScope Steel Group periodically assesses the financial viability of its counterparties.

Credit risk represents the risk of counterparties defaulting on their contractual obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BlueScope Steel Group's combined trade and financial counterparty credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effects of any netting arrangements with financial institution counterparties.

3 Financial risk management (continued)

These risks are categorised under the following headings:

Counterparties
The BlueScope Steel Group conducts transactions with the following major types of counterparties.

- Receivables counterparties

Sales to BlueScope Steel Group customers are made either on open terms or subject to independent payment guarantees. The BlueScope Steel Group has a significant concentration of credit risk with three major customers, being OneSteel Ltd, Smorgon Steel Ltd, and Fletcher Building. These entities are all major customers of the BlueScope Steel Group in Australia and credit risk with these businesses is managed on an active and on going basis, using both quantitative and qualitative evaluation.

- Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BlueScope Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

- Financial markets counterparties

These counterparties consist of a number of prime financial institutions in the relevant markets. The BlueScope Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BlueScope Steel Group generally does not require collateral in relation to the settlement of financial instruments.

Geographic
The BlueScope Steel Group trades in several major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Regions in which the BlueScope Steel Group has a significant credit exposure are Australia, the US, and others including China, South East Asia and New Zealand. Terms of trade are continually monitored by the BlueScope Steel Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and Atradius Credit Insurance N.V.

Industry
The BlueScope Steel Group trades in the building and construction, automotive and transport, manufacturing and packaging industries.

Price Risk

Portfolio approach
The BlueScope Steel Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the Board.

The BlueScope Steel Group takes a portfolio approach to market price risk management. Hedging of market price risks is not undertaken as a normal activity due to the inherent limitations in being able to reduce volatility in earnings and cashflow. The primary limitation is that the group's most significant market price risk is international steel prices, particularly hot rolled coil and slab. The current absence of a derivative market for steel prices means that any hedging program for other price risks would be largely ineffective in reducing cash flow at risk as the primary driver of cash flows would remain unhedged.

Interest Rate Risk
The BlueScope Steel Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate risk is managed as part of the BlueScope Steel Group price risk management strategy.

Foreign Exchange Risk - Foreign currency sales and purchases
The BlueScope Steel Group is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is the anticipated US dollar receipts of Australian based entities. Foreign exchange risk is managed as part of the BlueScope Steel Group price risk management strategy.

3 Financial risk management (continued)

Foreign Exchange Risk - Interest bearing liabilities
In addition to transactional exposures related to sales and purchases, the BlueScope Steel Group has interest bearing liabilities denominated in foreign currencies. The BlueScope Steel Group has a partial natural hedge between net foreign assets and interest bearing liabilities in certain currencies.

Commodity Price Risk
The BlueScope Steel Group is exposed to price risk on steel that it produces and on the commodities that it utilises in its production processes, inparticular iron ore, coal, scrap, zinc and aluminium. Commodity price risk is managed as part of the BlueScope Steel Group price risk management strategy.

4 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Estimated impairment of cash generating units, including goodwill
The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 1(s). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions. Refer to note 23(b) for details of these assumptions.

(ii) Income taxes
The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

(iii) Workers compensation and defined benefit superannuation plans
Calculations for the Group's self insured workers compensation plans and defined benefit superannuation plans are determined by external actuaries. These calculations require assumptions in relation to the expectation of future events, which are set out in notes 33 and 34.

(iv) Product claims
Provision for claims is based on sales volume and past experience of the level of repairs and replacement. The provision requires the use of assumptions in relation to the level of future claims made. Refer to notes 28 and 33 for amounts recognised for product claims.

(v) Share-based payment transactions
The Group measures the cost of equity settled transactions with employees by reference to the fair value of equity instruments at grant date. The fair value is determined by an external valuer using a binomial model. These calculations require assumptions to be made, which are set out in note 49.

(vi) Restructuring and redundancy provisions
Provisions for restructuring and redundancy are based on the Group's best estimate of the outflow of resources required to settle commitments made by the Group. Where the outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income statement in the period in which such determination is made. Refer to notes 28 and 33 for amounts recognised for restructuring and redundancy provisions.

5 Segment information

(a) Description of segments

Business segments
The consolidated entity has six business reporting segments: Hot Rolled Products Australia, Coated and Building Products Australia, New Zealand and Pacific Steel Products (formerly New Zealand Steel), Coated and Building Products Asia, Hot Rolled Products North America and Coated and Building Products North America.

Hot Rolled Products Australia
Hot Rolled Products includes the Port Kembla Steelworks, a steel making operation with an annual production capacity of approximately 5.1 million tonnes of crude steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated and Building Products Australia for further processing, as well as to other domestic and export customers.

Coated and Building Products Australia
Coated and Building Products Australia markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, packaging industry, major white goods manufacturers and general manufacturers. Coated and Building Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy coated steel and the LYSAGHT® range of building products. The Coated and Building Products business comprises two main metallic coating production facilities at Springhill in New South Wales and Western Port in Victoria together with a network of manufacturing and distribution facilities throughout Australia. The Company has announced its intention to close its tin mill facility at Springhill, which supplies tinplate to the Australian packaging industry.

New Zealand and Pacific Steel Products
The New Zealand Steel operation at Glenbrook, New Zealand, produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of 0.6 million tonnes. The segment also includes facilities in New Caledonia, Fiji and Vanuatu which manufacture and distribute the LYSAGHT® range of products.

Coated and Building Products Asia
Coated and Building Products Asia manufactures and distributes a range of metallic coated, painted steel products and pre engineered steel building systems primarily to the building and construction industry and to some sections of the manufacturing industry across Asia.

Hot Rolled Products North America
Hot Rolled Products North America includes a 50% interest in the North Star BlueScope Steel joint venture, a steel mini mill in the United States, a 47.5% shareholding in Castrip LLC, and North American export trading activities.

Coated and Building Products North America
Coated and Building Products North America includes two main divisions: the North American Buildings Group, which designs, manufactures and markets pre engineered steel buildings and component systems; and Vistawall, which manufactures and sells extruded aluminium and glass products for the building and construction sector.

Corporate and Group
Corporate and Group relates primarily to logistics and corporate activities.

Geographical segments
The Group's geographical segments are determined based on the location of its market and customers. The Group operates in four main geographical areas being Australia, New Zealand, Asia and North America.

5 Segment information (continued)

(b) Primary reporting format - business segments

2006	Hot Rolled Products Australia $M	Coated and Building Products Australia $M	New Zealand and Pacific Steel Products $M	Coated and Building Products Asia $M	Hot Rolled Products North America $M	Coated and Building Products North America $M	Corporate and Group $M	Inter-segment eliminations/ unallocated $M	Consolidated $M
Sales to external customers	1,634.6	2,950.8	575.0	1,045.9	486.0	1,210.9	109.4	-	8,012.6
Intersegment sales (note (ii))	1,837.3	113.6	133.9	29.1	14.4	2.3	311.0	(2,441.6)	-
Total sales revenue	3,471.9	3,064.4	708.9	1,075.0	500.4	1,213.2	420.4	(2,441.6)	8,012.6
Other revenue	0.6	1.3	5.5	3.2	0.3	7.7	3.5	(3.2)	18.9
Total segment revenue	3,472.5	3,065.7	714.4	1,078.2	500.7	1,220.9	423.9	(2,444.8)	8,031.5
Segment result	456.4	(198.1)	101.7	(3.7)	18.6	23.5	(77.5)	56.4	377.3
Share of net profits of associates and joint venture partnerships	-	-	2.9	(0.5)	169.0	3.6	-	-	175.0
Share of gain(loss) on sale of investments	-	-	-	3.4	-	-	-	-	3.4
Segment EBIT	456.4	(198.1)	104.6	(0.8)	187.6	27.1	(77.5)	56.4	555.7
Unallocated revenue less unallocated expenses									(87.1)
Profit before income tax									468.6
Income tax expense									(125.8)
Profit for the year									342.8
Segment assets	2,451.5	1,891.6	570.5	1,511.2	166.9	507.7	69.2	(394.7)	6,773.9
Investments in associates and joint venture partnership	-	-	4.5	35.7	256.4	6.2	-	-	302.8
Allocated assets	2,451.5	1,891.6	575.0	1,546.9	423.3	513.9	69.2	(394.7)	7,076.7
Unallocated assets									183.9
Total assets									7,260.6
Segment liabilities	614.9	551.7	233.1	331.8	165.4	282.9	68.3	(366.0)	1,882.1
Unallocated liabilities									2,293.6
Total liabilities									4,175.7
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	206.7	244.5	55.3	290.1	0.4	28.7	14.1	-	839.8
Depreciation and amortisation expense	132.6	74.6	27.1	36.5	0.4	19.9	2.4	-	293.5
Impairment of associates and joint venture partnerships (note 46(c))	-	-	-	-	1.3	-	-	-	1.3
Impairment of property, plant and equipment (note 21)	-	50.9	-	3.0	-	0.4	-	-	54.3
Impairment of inventory	-	9.1	-	0.2	-	-	-	-	9.3

5 Segment information (continued)

2005	Hot Rolled Products Australia $M	Coated and Building Products Australia $M	New Zealand and Pacific Steel Products $M	Coated and Building Products Asia $M	Hot Rolled Products North America $M	Coated and Building Products North America $M	Corporate and Group $M	Inter-segment eliminations/ unallocated $M	Consolidated $M
Sales to external customers	1,744.6	2,984.9	615.5	997.2	370.2	1,132.1	96.2	-	7,940.7
Intersegment sales (note (ii))	1,986.6	205.4	129.9	26.8	6.4	2.3	267.9	(2,625.3)	-
Total sales revenue	3,731.2	3,190.3	745.4	1,024.0	376.6	1,134.4	364.1	(2,625.3)	7,940.7
Other revenue	0.5	1.4	6.4	2.4	1.3	10.7	4.8	(2.9)	24.6
Total segment revenue	3,731.7	3,191.7	751.8	1,026.4	377.9	1,145.1	368.9	(2,460.4)	7,965.3
Segment result	1,149.3	(182.7)	186.0	81.1	5.4	(19.2)	(53.2)	(9.1)	1,157.6
Share of net profits of associates and joint venture partnerships	-	-	3.3	1.5	194.0	1.2	-	-	200.0
Segment EBIT	1,149.3	(182.7)	189.3	82.6	199.4	(18.0)	(53.2)	(9.1)	1,357.6
Unallocated revenue less unallocated expenses									(41.3)
Profit before income tax									1,316.3
Income tax expense									(334.3)
Profit for the year									982.0
Segment assets	2,267.0	1,745.5	572.4	1,162.8	85.5	469.3	48.2	(358.1)	5,992.6
Investments in associates and joint venture partnership	-	-	4.4	1.9	246.9	4.7	-	-	257.9
Allocated assets	2,267.0	1,745.5	576.8	1,164.7	332.4	474.0	48.2	(358.1)	6,250.5
Unallocated assets									135.2
Total assets									6,385.7
Segment liabilities	497.4	490.4	271.2	286.1	71.2	278.2	59.0	(272.9)	1,680.6
Unallocated liabilities									1,444.7
Total liabilities									3,125.3
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	139.5	175.2	35.6	344.1	0.6	50.5	1.7	-	747.2
Depreciation and amortisation expense	131.5	91.4	27.6	24.8	0.2	19.9	1.9	-	297.3
Impairment of associates and joint venture partnerships (note 46(c))	-	-	-	-	1.6	-	-	-	1.6
Impairment of property, plant and equipment (note 21)	-	82.3	-	-	-	-	-	-	82.3

(c) Secondary reporting format - geographical segments

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	
	2006 $M	2005 $M	**2006 $M**	2005 $M	**2006 $M**	2005 $M
Australia	**3,690.2**	3,852.2	**4,143.6**	3,634.6	**469.4**	315.8
New Zealand	**419.6**	461.5	**665.7**	694.7	**50.9**	34.4
Asia	**1,596.8**	1,893.0	**1,436.8**	1,183.2	**284.6**	342.0
North America	**2,032.5**	1,551.5	**979.9**	828.2	**30.2**	53.1
Other	**273.5**	182.5	**34.6**	45.0	**4.7**	1.9
	8,012.6	7,940.7	**7,260.6**	6,385.7	**839.8**	747.2

5 Segment information (continued)

(i) Accounting policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and accounting standard AASB 114 *Segment Reporting.*

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables, inventories, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provisions. Segment assets and liabilities do not include income taxes.

External borrowings, cash and tax balances are classified as unallocated.

(ii) Inter-segment transfers
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on a commercial arm's-length basis and are eliminated on consolidation.

6 Revenue

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Sales revenue				
Sale of goods	**7,898.5**	7,842.0	**2,644.7**	2,653.6
Services	**114.1**	98.7	**-**	-
	8,012.6	7,940.7	**2,644.7**	2,653.6
Other revenue				
Interest external	**2.8**	3.2	**0.3**	0.2
Interest related parties	**0.1**	0.4	**27.5**	4.0
Dividends related parties	**-**	-	**11.0**	1,154.9
Management and guarantee fees related parties	**-**	-	**0.1**	0.6
Royalties external	**1.2**	0.3	**-**	-
Royalties related parties	**-**	-	**5.8**	7.0
Rental external	**6.7**	6.0	**-**	-
Rental related parties	**-**	-	**0.3**	0.3
Other revenue	**8.1**	14.7	**1.0**	0.8
	18.9	24.6	**46.0**	1,167.8
	8,031.5	7,965.3	**2,690.7**	3,821.4

7 Other income

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Net gain on disposal of property, plant and equipment (note (a))	**16.8**	1.5	**8.9**	-
Net foreign exchange gains	**29.9**	-	**3.8**	-
Net gain on disposal of subsidiary (note (b))	**3.4**	-	**-**	-
Insurance recoveries	**2.3**	-	**-**	-
	52.4	1.5	**12.7**	-

(a) Net gain on disposal of property, plant and equipment

The consolidated net gain on disposal of property, plant and equipment in 2006 includes the sale of properties in Western Australia and Galesburg, Illinois.

(b) Net gain on disposal of subsidiary

The consolidated net gain on disposal of subsidiary reflects pre-operating costs associated with the Butler PEB/Lysaght developments which were recovered from Tata Steel upon establishment of a 50/50 joint venture in May 2006.

8 Expenses

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Profit before income tax includes the following specific expenses:				
Depreciation and amortisation				
Depreciation (note 21)	**280.0**	288.6	**68.5**	65.7
Amortisation (note 23)	**13.5**	8.7	**0.7**	0.6
Total depreciation and amortisation	**293.5**	297.3	**69.2**	66.3
Impairment of non-current assets				
Write-down of Packaging Products CGU to recoverable amount - PP&E and inventory (note 21)	**46.1**	82.3	**-**	-
Write-down of other PP&E and inventory	**15.0**	-	**12.4**	-
Write-down of assets due to fire damage (note 21)	**2.5**	-	**1.5**	-
Write-down of financial assets - partnership (note 46(c))	**1.3**	1.6	**-**	-
Write-down of financial assets - subsidiaries	**-**	-	**28.8**	-
Total impairment of non-current assets	**64.9**	83.9	**42.7**	-
Finance costs				
Interest and finance charges paid/payable	**88.0**	36.7	**66.5**	18.5
Ancillary finance charges	**2.9**	4.4	**-**	-
Present value discount unwind (note 33)	**8.8**	6.9	**2.1**	1.9
	99.7	48.0	**68.6**	20.4
Amount capitalised	**(9.7)**	(3.6)	**-**	-
Finance costs expensed	**90.0**	44.4	**68.6**	20.4
Net loss on disposal of property, plant and equipment	**-**	-	**-**	0.1
Rental expense relating to operating leases	**71.2**	60.3	**17.2**	12.9
Net foreign exchange losses (net gain in 2006 - refer note 7)	**-**	3.5	**-**	5.3
Defined contribution superannuation expense	**55.1**	49.2	**-**	-
Research and development	**28.4**	25.3	**20.1**	18.9
Restructure provisions (a)	**77.5**	15.7	**0.3**	-
Employee redundancy provisions (b)	**47.8**	5.7	**8.7**	3.3

(a) Restructure provisions include costs associated with the closure of the company's loss making tin plate manufacturing and Lysaght Taiwan businesses announced on 29 June 2006. The 2005 year included costs associated with the withdrawal of export tinplate.

(b) Employee redundancy provision reflects a range of internal reorganisation including executive and staff downsizing announced on 29 June 2006.

9 Income tax expense

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
(a) Income tax expense (revenue)				
Current tax	**170.7**	380.0	**(19.5)**	(16.3)
Deferred tax	**(44.9)**	(45.7)	**(13.7)**	(13.9)
	125.8	334.3	**(33.2)**	(30.2)
Deferred income tax (revenue) expense included in income tax expense comprises:				
Decrease (increase) in deferred tax assets (note 22)	**15.3**	2.4	**-**	-
(Decrease) increase in deferred tax liabilities (note 32)	**(30.8)**	(48.1)	**(13.7)**	(13.9)
Hedge of net investment in subsidiary (note 36(a))	**(29.4)**	-	**-**	-
	(44.9)	(45.7)	**(13.7)**	(13.9)
(b) Numerical reconciliation of income tax expense to prima facie tax payable				
Profit from continuing operations before income tax expense	**468.6**	1,316.3	**(159.6)**	1,054.9
Tax at the Australian tax rate of 30% (2005 - 30%)	**140.6**	394.9	**(47.9)**	316.5
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Depreciation and amortisation	**2.7**	7.8	**0.8**	1.1
Manufacturing credits	**(3.9)**	(0.3)	**-**	-
Research and development incentive	**(4.2)**	(4.2)	**(0.8)**	(1.2)
Recognition of previously unbooked tax losses	**(6.9)**	(4.6)	**-**	-
Utilisation of unbooked tax losses	**(37.6)**	(70.1)	**-**	-
Non-assessable dividends	**-**	-	**(3.3)**	(346.5)
Non taxable (gains)/losses	**(1.5)**	(0.3)	**(1.7)**	-
Exempt income	**(8.7)**	(11.4)	**-**	-
Share of net profits of associates	**(2.1)**	(1.8)	**-**	-
Derecognition of previously recognised tax assets	**8.4**	1.1	**-**	-
Capital losses not recognised	**-**	-	**8.7**	-
Entertainment	**1.2**	1.1	**0.4**	0.4
Share based payments	**2.6**	1.9	**2.6**	1.9
Sundry items	**9.7**	1.3	**5.8**	-
	100.3	315.4	**(35.4)**	(27.8)
Difference in overseas tax rates	**28.2**	25.7	**-**	-
Under (over) provision in prior years	**(2.7)**	(6.8)	**2.2**	(2.4)
Income tax expense	**125.8**	334.3	**(33.2)**	(30.2)
(c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity				
Net deferred tax - debited (credited) directly to equity (notes 22 and 32)	**13.1**	(12.6)	**0.6**	(0.1)
Hedge of net investment in subsidiary (note 36(a))	**29.4**	-	**-**	-
	42.5	(12.6)	**0.6**	(0.1)

9 Income tax expense (continued)

(d) Tax losses

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Unused tax losses for which no deferred tax asset has been recognised	**20.4**	89.0	**-**	-
Potential tax benefit	**3.1**	28.0	**-**	-

The Group has tax losses arising in Vietnam of $20.4M (2005: $7.5M) which are able to be offset against taxable profits in Vietnam within 5 years of being incurred. Unrecognised tax losses can only be utilised in the same tax company in which they are generated. Unrecognised tax losses in New Zealand in the prior year of $81.5M have been fully utilised.

(e) Unrecognised temporary differences

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Temporary differences relating to investments in subsidiaries for which deferred tax liabilities have not been recognised	**369.5**	306.2	**29.5**	29.8
Unrecognised deferred tax liabilities relating to the above temporary differences	**63.8**	52.7	**5.6**	5.1

Overseas subsidiaries have undistributed earnings, which, if paid out as dividends, would be subject to withholding tax. An assessable temporary difference exists, however no deferred tax liability has been recognised as the parent entity is able to control the timing of distributions from their subsidiaries and is not expected to distribute these profits in the foreseeable future.

Unrecognised deferred tax assets for the Group totalling $131.4M (2005: $186.9M) have not been recognised as they are not probable of realisation.

(f) Tax consolidation legislation

BlueScope Steel Ltd and its wholly owned Australian controlled entities have entered into a tax sharing and funding agreement in relation to their participation in the tax consolidation regime. Under the terms of this agreement, the wholly owned entities reimburse BlueScope Steel Ltd for any current tax payable assumed and are compensated by BlueScope Steel Ltd for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to BlueScope Steel Ltd under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from BlueScope Steel Ltd, which is issued as soon as practicable after the end of each financial year. BlueScope Steel Ltd may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.

In the opinion of the directors, the tax sharing agreement is also a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly owned entities in the case of a default by BlueScope Steel Ltd. At balance date, the possibility of default is remote.

The accounting policy in relation to tax consolidation is set out in note 1(g).

The tax consolidated group has applied the group allocation approach in determining the appropriate amount of current taxes to allocate to members of the tax consolidated group. Intercompany receivables of $82.8M (2005: $278.6M) and intercompany payables of $3.1M (2005: $2.9M) of BlueScope Steel Ltd have been recognised as a tax consolidation adjustment.

10 Current assets - Cash and cash equivalents

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Cash at bank and on hand	**60.3**	83.9	**0.1**	0.1
Deposits at call	**1.6**	0.7	**-**	-
	61.9	84.6	**0.1**	0.1

(a) Reconciliation to cash at the end of the year

The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Balances as above	**61.9**	84.6	**0.1**	0.1
Bank overdrafts (note 26)	**(2.9)**	(1.6)	**-**	-
Balances per statement of cash flows	**59.0**	83.0	**0.1**	0.1

(b) Cash at bank and on hand

Cash at bank earns interest at floating rates based on daily bank deposit rates. The weighted average interest rate for the period was 4.7% (2005: 3.6%)

(c) Deposits at call

Deposits at call are made for varying periods and earn interest at respective short-term deposit rates.

(d) Fair value

The carrying amount for cash and cash equivalents approximates fair value.

11 Derivative financial instruments

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Current assets				
Forward aluminium contracts - cash flow hedges ((b)(i))	**0.2**	-	**-**	-
Total derivative financial instrument assets	**0.2**	-	**-**	-
Current liabilities				
Forward electricity contracts - cash flow hedges ((b)(ii))	**0.6**	-	**-**	-
Non-current liabilities				
Forward electricity contracts - cash flow hedges ((b)(ii))	**1.2**	-	**-**	-
Total derivative financial instrument liabilities	**1.8**	-	**-**	-

11 Derivative financial instruments (continued)

(a) Transition to AASB 132 and AASB 139

The Group has taken the exemption available under AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. Refer to note 50(4)(o) for detail of the resulting adjustments recognised at 1 July 2005.

(b) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in aluminium and electricity prices in accordance with the Group's financial risk management policies (refer to note 3).

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. When the cash flows occur, the Group adjusts the initial measurement of the component recognised in the balance sheet by the related amount deferred in equity.

(i) Aluminium forward contracts - cash flow hedges

Butler Manufacturing Company has entered into forward aluminium contracts in order to hedge against movements in the price of aluminium. Each contract is for the purchase of 25 tonnes of aluminium. At balance date these contracts were assets of $0.2M.

The following cash flows are expected to occur in the following periods:

	Buy aluminium		**Average price**	
	2006 USD $M	2005 USD $M	**2006 USD**	2005 USD
Maturity				
0 - 6 months	**2.5**	-	**2,472**	-
6 - 12 months	**1.7**	-	**2,683**	-
12 - 18 months	**0.3**	-	**2,636**	-

(ii) Electricity forward contracts - cash flow hedges

New Zealand Steel Limited has entered into forward electricity contracts in order to hedge against movements in the price of electricity. At balance date these contracts were liabilities of $1.8m.

	Buy electricity		**Average price per Megawatt**	
	2006 NZD $M	2005 NZD $M	**2006 NZD**	2005 NZD
Maturity				
30 April 2009	**45.0**	-	**87.5**	-

(c) Credit risk exposures

Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. This arises with amounts receivable from unrealised gains on derivative financial instruments. At balance date $0.2M is receivable (Australian dollar equivalents) for the Group from aluminium forward contracts.

(d) Other hedging activities - hedge of net investment in foreign operations

BlueScope Steel Group has a net investment in New Zealand Steel Limited. Movements in the AUD/NZD exchange rate result in fluctuations in the AUD equivalent of this net investment. BlueScope Steel (Finance) Limited has borrowed NZD to hedge the net investment in New Zealand Steel Limited. On translation of the net investment from NZD to AUD, foreign exchange gains and losses are taken to the foreign currency translation reserve. Similarly, on translation of BlueScope Steel (Finance) Limited's NZD borrowings from NZD to AUD, foreign exchange gains and losses are also taken to the foreign currency translation reserve to the extent that the hedge is effective. The hedge of the net investment is recorded in foreign currency translation reserve net of tax (refer to note 36).

12 Current assets - Receivables

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Trade receivables	**1,261.3**	936.4	**427.7**	238.1
Provision for doubtful receivables	**(26.1)**	(21.7)	**(2.6)**	(2.5)
	1,235.2	914.7	**425.1**	235.6
Related party trade receivables	**-**	-	**84.8**	76.7
Other receivables	**84.0**	138.1	**16.1**	37.1
Tax related amounts receivable from wholly-owned entities *	**-**	-	**82.8**	*278.6*
Loans to related parties	**-**	-	**1,221.7**	403.8
	1,319.2	1,052.8	**1,830.5**	1,031.8

* Refer to note 9 for details of tax sharing and compensation agreements.

(a) Trade receivables

Trade receivables are non-interest bearing and are generally on 30 to 90 day terms.

An allowance for doubtful debts is made when there is objective evidence that a trade receivable is impaired. A net loss of $7.1M (2005: $4.7M) for the Group and $1.3M (2005: nil) for the parent has been recognised in respect of bad and doubtful trade receivables during the year ended 30 June 2006. The loss has been included in 'other expenses' in the income statement.

(b) Related party trade receivables and loans to related parties

For terms and conditions relating to related party trade receivables and loans to related parties refer to note 42.

(c) Effective interest rates, fair values and credit risk

Information concerning effective interest rates, fair values and credit risk of both current and non-current receivables is set out in note 16.

13 Current assets - Inventories

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Raw materials and stores				
- at cost	**348.4**	314.4	**40.4**	42.1
	348.4	314.4	**40.4**	42.1
Work in progress				
- at cost	**495.3**	406.2	**116.7**	137.1
- at net realisable value	**7.6**	9.0	**6.7**	3.7
	502.9	415.2	**123.4**	140.8
Finished goods				
- at cost	**360.5**	352.5	**76.5**	90.2
- at net realisable value	**12.3**	25.3	**10.2**	6.6
	372.8	377.8	**86.7**	96.8
Spares and other				
- at cost	**46.1**	44.8	**4.4**	4.2
	46.1	44.8	**4.4**	4.2
	1,270.2	1,152.2	**254.9**	283.9

13 Current assets - Inventories (continued)

(a) Inventory expense

Write-downs of inventories to net realisable value recognised as an expense during the year ended 30 June 2006 amounted to $7.8M (2005: $3.4M) for the consolidated group and $6.9M (2005: $3.6M) for the parent . The expense has been included in 'raw materials and consumables used' in the income statement.

An impairment charge of $9.1M has been recognised in relation to the company's intention to close its tin mill facility at Springhill, New South Wales.

14 Current assets - Other

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Deferred charges and prepayments	**55.9**	39.4	**4.3**	3.5

The carrying amount of deferred charges and prepayments approximates fair value.

15 Current assets - Non-current assets classified as held for sale

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Land and buildings	**34.1**	-	**34.1**	-

Land and buildings held for sale are expected to be disposed of within the next 12 months.

16 Non-current assets - Receivables

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Loans to related parties	-	-	-	16.6
Other receivables	**24.5**	12.4	**3.5**	4.4
	24.5	12.4	**3.5**	21.0

Further information relating to loans to related parties and key management personnel is set out in note 42.

(a) Fair values

The fair values and carrying values of current and non-current receivables of the Group are as follows:

	2006		2005	
	Carrying amount	**Fair value**	Carrying amount	Fair value
	$M	**$M**	$M	$M
Trade receivables	**1,235.2**	**1,235.2**	914.7	914.7
Other receivables	**108.5**	**108.5**	150.5	150.5
	1,343.7	**1,343.7**	1,065.2	1,065.2

16 Non-current assets - Receivables (continued)

The fair value of receivables approximates carrying value in all cases.

(b) Interest rate risk

The Group's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following tables.

	Fixed interest maturing in:						
	1 year or less $M	Over 1 to 2 years $M	Over 2 to 3 years $M	Over 3 to 4 years $M	Over 4 to 5 years $M	Non-interest bearing $M	Total $M
2006							
Trade receivables	-	-	-	-	-	1,235.2	1,235.2
Other receivables	1.4	1.4	1.4	0.5	-	103.8	108.5
	1.4	1.4	1.4	0.5	-	1,339.0	1,343.7
Weighted average interest rate	6.0 %	6.0 %	6.0 %	6.0 %	- %	- %	
2005							
Trade receivables	-	-	-	-	-	914.7	914.7
Other receivables	1.3	1.3	1.3	1.3	0.6	144.7	150.5
	1.3	1.3	1.3	1.3	0.6	1,059.4	1,065.2
Weighted average interest rate	6.0 %	6.0 %	6.0 %	6.0 %	6.0 %	- %	

(c) Credit risk

The Group has a large number of customers, internationally dispersed. In Australia, a concentration of credit risk exists due to dealings with three major customers. Credit risk is managed on an active and ongoing basis. Refer to note 3 for more information on credit risk and the financial risk management policy of the Group.

17 Non-current assets - Retirement benefit assets

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Retirement benefit assets	**24.8**	0.5	**10.1**	0.2

This asset represents a surplus of the defined benefit division of the BlueScope Steel Superannuation Fund (Australia). It is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date, in accordance with the retirement benefits obligations accounting policy (refer to note 1(y)(iii)).

Refer to note 34 for full disclosure of the Group's defined benefit plans.

18 Non-current assets - Inventories

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Raw materials and stores				
- at cost	**1.4**	1.1	**1.4**	1.1
	1.4	1.1	**1.4**	1.1
Spares and other				
- at cost	**57.8**	53.4	**21.6**	22.5
- at net realisable value	**-**	4.1	**-**	-
	57.8	57.5	**21.6**	22.5
	59.2	58.6	**23.0**	23.6

19 Non-current assets - Investments accounted for using the equity method

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Shares in associates (note 45)	**12.7**	11.0	**-**	-
Interest in joint venture partnerships (note 46)	**290.1**	246.9	**-**	-
	302.8	257.9	**-**	-

Investments in associates and interests in joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting (refer to notes 1(c)(ii) and 1(c)(iii)).

20 Non-current assets - Other financial assets

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Non-traded investments				
Shares in subsidiaries (note 43)	**-**	-	**1,836.7**	1,654.6

Shares in subsidiaries are carried at cost less any impairment recognised.

21 Non-current assets - Property, plant and equipment

Consolidated	Land and buildings $M	Plant, machinery and equipment $M	Plant, machinery and equipment under finance lease $M	Total $M
Year ended 30 June 2005				
Opening net book amount	425.0	2,693.6	6.6	3,125.2
Additions	56.2	623.8	0.6	680.6
Acquisition of subsidiaries	-	0.8	-	0.8
Depreciation charge	(20.2)	(268.2)	(0.2)	(288.6)
Disposals	(3.2)	(0.7)	(3.1)	(7.0)
Subsidiaries sold	-	(2.9)	-	(2.9)
Asset reclassifications	15.1	(2.8)	-	12.3
Impairment charge recognised in profit and loss (a)	-	(82.3)	-	(82.3)
Exchange variations/other	(19.2)	(43.8)	(0.7)	(63.7)
Closing net book amount	453.7	2,917.5	3.2	3,374.4
At 30 June 2005				
Cost	739.3	6,394.8	3.4	7,137.5
Accumulated depreciation and impairment	(285.6)	(3,477.3)	(0.2)	(3,763.1)
Net book amount	453.7	2,917.5	3.2	3,374.4

Consolidated	Land and buildings $M	Plant, machinery and equipment $M	Plant, machinery and equipment under finance lease $M	Total $M
Year ended 30 June 2006				
Opening net book amount	453.7	2,917.5	3.2	3,374.4
Additions	172.6	628.7	0.4	801.7
Depreciation charge	(23.5)	(256.3)	(0.2)	(280.0)
Disposals	(16.5)	(4.9)	-	(21.4)
Subsidiaries sold	(38.8)	(21.7)	-	(60.5)
Asset reclassifications	(2.8)	2.1	(2.7)	(3.4)
Impairment charge recognised in profit and loss (a)	(2.0)	(49.9)	-	(51.9)
Write-down of assets damaged by fire (a)	-	(2.5)	-	(2.5)
Transfers to non-current assets held for sale (note 15)	(34.1)	-	-	(34.1)
Exchange variations/other	9.4	11.5	-	20.9
Closing net book amount	518.0	3,224.5	0.7	3,743.2
At 30 June 2006				
Cost	850.8	7,036.6	1.0	7,888.4
Accumulated depreciation and impairment	(332.8)	(3,812.1)	(0.3)	(4,145.2)
Net book amount	518.0	3,224.5	0.7	3,743.2

21 Non-current assets - Property, plant and equipment (continued)

Parent	Land and buildings $M	Plant, machinery and equipment $M	Total $M
Year ended 30 June 2005			
Opening net book amount	76.4	626.5	702.9
Additions	17.6	100.2	117.8
Depreciation charge	(4.0)	(61.7)	(65.7)
Disposals	-	(0.6)	(0.6)
Closing net book amount	90.0	664.4	754.4
At 30 June 2005			
Cost	171.1	1,556.8	1,727.9
Accumulated depreciation and impairment	(81.1)	(892.4)	(973.5)
Net book amount	90.0	664.4	754.4

Parent	Land and buildings $M	Plant, machinery and equipment $M	Total $M
Year ended 30 June 2006			
Opening net book amount	90.0	664.4	754.4
Additions	45.6	151.3	196.9
Depreciation charge	(4.4)	(64.1)	(68.5)
Disposals	(1.1)	(3.1)	(4.2)
Asset reclassifications	-	0.1	0.1
Impairment charge recognised in profit and loss	-	(12.4)	(12.4)
Write-down of assets damaged by fire	-	(1.5)	(1.5)
Transfers to non-current assets held for sale (note 15)	(34.1)	-	(34.1)
Closing net book amount	96.0	734.7	830.7
At 30 June 2006			
Cost	178.9	1,690.6	1,869.5
Accumulated depreciation and impairment	(82.9)	(955.9)	(1,038.8)
Net book amount	96.0	734.7	830.7

(a) Impairment of property, plant and equipment

In June 2006 the company announced its intention to close its loss making tinplate manufacturing operation, which forms part of the Packaging Products cash generating unit for impairment testing purposes. The $51.9M impairment charge recognised in the 2006 financial year represents the write-off of Packaging Products capital expenditure undertaken during the current year, together with the impairment of Chullora, New South Wales solid block plant line equipment which will cease operating during the 2007 financial year.

The $82.3M impairment charge recognised in the 2005 financial year represents the write-down of the operational assets of the Packaging Products cash generating unit to recoverable amount (which was nil). This followed an initial impairment write-down of $102.3M which was recognised at 1 July 2004 upon transition to AIFRS. Refer to note 50(4)(e) for further detail of the effect of the AIFRS transition on the Group's impairment testing.

A fire occurred in the electrical control room of the Hot Strip Mill at BlueScope Steel's Western Port operations in Victoria on 23 August 2005. As a result, the Hot Strip Mill stopped operating until 11 November 2005. Property, plant and equipment written off totalled $1.5M. The total pre-tax impact of the fire on the income statement for the year ending 30 June 2006 was approximately $40M.

21 Non-current assets - Property, plant and equipment (continued)

The Group tests for impairment and measures recoverable amount based on value in use. Refer to note 23(b) for testing methodology including discount rates used. Impairment losses are included in the line item 'impairment of non-current assets' in the income statement.

(b) Non-current assets pledged as security

Refer to note 31 for information on non-current assets pledged as security by the parent entity and its controlled entities.

22 Non-current assets - Deferred tax assets

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Doubtful debts provision	**0.6**	0.4	-	-
Employee benefits provision	**0.9**	0.1	-	-
Other provisions	**0.2**	0.2	-	-
Depreciation	**26.9**	29.6	-	-
Inventory	**4.4**	4.7	-	-
Tax losses	**88.1**	112.9	-	-
Investment	**(0.6)**	-	-	-
	120.5	147.9	-	-
Amounts recognised directly in equity				
Electricity cash flow hedge (note 36(a))	**0.6**	-	-	-
Net deferred tax assets	**121.1**	147.9	-	-
Movements				
Opening balance at 1 July	**147.9**	145.5	-	-
Credited/(charged) to the income statement (note 9)	**(15.3)**	(2.4)	-	-
Credited/(charged) to equity	**0.6**	-	-	-
Acquisition of subsidiary	-	5.9	-	-
Foreign exchange differences	**(12.1)**	(1.1)	-	-
Closing balance at 30 June	**121.1**	147.9	-	-

23 Non-current assets - Intangible assets

	Goodwill $M	Patents, trademarks and other rights $M	Computer software $M	Other intangible assets $M	Total $M
Consolidated					
Year ended 30 June 2005					
Opening net book amount	60.1	-	61.0	4.3	125.4
Exchange differences	(4.0)	-	(0.1)	(0.4)	(4.5)
Additions	-	-	21.2	-	21.2
Acquisition of business/subsidiary	50.0	-	-	16.7	66.7
Amortisation charge	-	-	(6.9)	(1.8)	(8.7)
Closing net book amount	106.1	-	75.2	18.8	200.1
At 30 June 2005					
Cost	106.1	8.9	88.3	20.8	224.1
Accumulated amortisation and impairment	-	(8.9)	(13.1)	(2.0)	(24.0)
Net book amount	106.1	-	75.2	18.8	200.1

	Goodwill $M	Patents, trademarks and other rights $M	Computer software $M	Other intangible assets $M	Total $M
Consolidated					
Year ended 30 June 2006					
Opening net book amount	106.1	-	75.2	18.8	200.1
Exchange differences	1.5	-	-	0.1	1.6
Additions	-	0.2	32.5	0.1	32.8
Acquisition of business/subsidiary	4.4	-	1.0	-	5.4
Subsidiary sold	-	-	(1.2)	-	(1.2)
Disposal	-	-	(0.2)	-	(0.2)
Amortisation charge	-	-	(10.9)	(2.6)	(13.5)
Reclassification	-	-	1.8	-	1.8
Closing net book amount	112.0	0.2	98.2	16.4	226.8
At 30 June 2006					
Cost	112.0	9.4	127.5	21.0	269.9
Accumulated amortisation and impairment	-	(9.2)	(29.3)	(4.6)	(43.1)
Net book amount	112.0	0.2	98.2	16.4	226.8

23 Non-current assets - Intangible assets (continued)

	Goodwill $M	Patents, trademarks and other rights $M	Computer software $M	Total $M
Parent				
Year ended 30 June 2005				
Opening net book amount	2.5	-	19.1	21.6
Additions	-	-	4.5	4.5
Amortisation charge	-	-	(0.6)	(0.6)
Closing net book amount	2.5	-	23.0	25.5
At 30 June 2005				
Cost	2.5	0.1	24.7	27.3
Accumulated amortisation and impairment	-	(0.1)	(1.7)	(1.8)
Net book amount	2.5	-	23.0	25.5

	Goodwill $M	Patents, trademarks and other rights $M	Computer software $M	Total $M
Parent				
Year ended 30 June 2006				
Opening net book amount	2.5	-	23.0	25.5
Additions	-	-	1.7	1.7
Amortisation charge	-	-	(0.7)	(0.7)
Reclassification	-	-	(1.8)	(1.8)
Closing net book amount	2.5	-	22.2	24.7
At 30 June 2006				
Cost	2.5	0.1	28.4	31.0
Accumulated amortisation and impairment	-	(0.1)	(6.2)	(6.3)
Net book amount	2.5	-	22.2	24.7

23 Non-current assets - Intangible assets (continued)

(a) Allocation of goodwill to cash-generating units

Goodwill is allocated to the Group's cash-generating units (CGUs) for impairment testing purposes.

The following CGUs contain allocated goodwill which is significant in comparison with the total carrying amount of goodwill for the consolidated group:

Cash generating unit	Business segment	2006 $M	2005 $M
Lysaght Australia	Coated and Building Products Australia	**48.8**	45.1
BlueScope Water	Coated and Building Products Australia	**11.8**	11.7
Butler Buildings North America	Coated and Building Products North America	**19.7**	19.3
Vistawall North America	Coated and Building Products North America	**14.6**	14.3
Butler China	Coated and Building Products Asia	**11.9**	11.7
Other Asia	Coated and Building Products Asia	**5.2**	4.0
Total goodwill		**112.0**	106.1

(b) Key assumptions used for value-in-use calculations

The recoverable amount of each CGU is determined on the basis of value-in-use (VIU). The following describes assumptions on which management has based its cash flow projections when determining value in use:

Cash flows
VIU calculations use cash flow projections based on financial projects approved by management covering a seven year period, being the basis of the groups forecasting and planning processes. Cash flows beyond seven years are extrapolated to 30 years. No terminal value is calculated.

Growth rate
The growth rate used to extrapolate the cash flows beyond the seven year period is 2.5% (2005: 2.5%). The growth rate represents a steady indexation rate which does not exceed management's expectations of the long-term average growth rate for the business in which each CGU operates.

Discount rate
The base discount rate applied to the cash flow projections is 14.0% (2005: 14.0%). The discount rate is a pre-tax rate that reflects the current assessment of the time value of money, and the overall perceived risk profile of the company.

Given the differing characteristics, currencies and geographical locations of the Group's CGUs, the discount rate is adjusted by a country risk premium (CRP) where appropriate to reflect country specific risks. Such adjustments do not reflect risks for which cash flow forecasts have already been adjusted. The CRP is derived from a combination of external sources including Standard & Poors foreign currency ratings, observed bond market spreads above a US treasury benchmark, and market commentator surveys and analysis.

Foreign currency cash flows are discounted using CGUs in functional currency and then translated to the Group's presentation currency using the closing exchange rate.

(c) Impairment charge

Refer to note 21 for a description of property, plant and equipment impairment charges recognised in the income statement.

24 Non-current assets - Other

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Deferred charges and prepayments	**16.7**	4.9	**0.1**	0.4

The carrying value of deferred charges and prepayments approximates fair value.

25 Current liabilities - Payables

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Trade payables	**809.2**	685.4	**102.8**	91.5
Related party trade payables	-	-	**121.8**	111.0
Tax related amounts payable to wholly-owned entities	-	-	**3.1**	2.9
Other payables	**148.4**	133.2	**33.3**	31.0
	957.6	818.6	**261.0**	236.4

Trade payables are non-interest bearing and normally settled on 30 day terms.

For terms and conditions relating to related party payables refer to note 42.

For details of tax sharing and compensation agreements refer to note 9.

The fair value of payables approximates carrying value.

26 Current liabilities - Interest bearing liabilities

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Secured				
Bank loans	-	3.2	-	-
Lease liabilities (note 41)	**0.2**	0.4	-	-
	0.2	3.6	-	-
Unsecured				
Bank overdrafts	**2.9**	1.6	-	-
Sale of receivables	**154.7**	-	**80.0**	-
Bank loans	**532.4**	250.5	-	-
Loans from related parties	-	-	**2,199.0**	371.3
Deferred borrowing costs	**(0.5)**	-	-	-
	689.5	252.1	**2,279.0**	371.3
Total current interest bearing liabilities	**689.7**	255.7	**2,279.0**	371.3

(a) Bank loans and overdrafts

Further information relating to bank loans and overdrafts is set out in note 31.

(b) Interest rate risk exposures

Details of the Group's exposure to interest rate changes on borrowings are set out in note 31.

26 Current liabilities - Interest bearing liabilities (continued)

(c) Fair value disclosures

Details of the fair value of borrowings for the Group are set out in note 31.

(d) Security

Details of the security relating to each of the secured liabilities is set out in note 31.

(e) Set-off of assets and liabilities

As a result of the transition to AIFRS and the exemption adopted under AASB 1, from 1 July 2005 liabilities associated with the Group's sale of receivables program are no longer offset against receivables as they do not meet derecognition requirements. Under previous AGAAP, this offset was permitted. Thus a separate sale of receivables interest bearing liability is recognised at 30 June 2006 but not at the prior period. Refer to note 50(4)(o) for further detail of the transition to AIFRS.

27 Current liabilities - Current tax liabilities

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Income tax	**31.2**	215.6	**12.0**	203.4

28 Current liabilities - Provisions

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Employee benefits - redundancy	**47.4**	11.6	**10.2**	7.0
Employee benefits - other	**319.9**	352.5	**116.0**	128.6
Restructure	**87.1**	20.5	**0.3**	-
Product claims	**27.1**	27.0	**8.9**	14.9
Workers compensation	**17.8**	16.2	**6.0**	6.9
Other	**4.8**	2.2	**-**	-
	504.1	430.0	**141.4**	157.4

Redundancy
Employee redundancy provision reflects a range of internal reorganisations including executive and staff downsizing announced on 29 June 2006.

Restructure

Restructure provisions include costs associated with the closure of the company's loss making tin plate manufacturing and Lysaght Taiwan businesses announced on 29 June 2006.

Product Claims

A provision for product claims is recognised for all products at the reporting date based on sales volumes and past experience of the level of repairs and replacements.

28 Current liabilities - Provisions (continued)

Workers compensation
In Australia and North America, BlueScope Steel Limited is a registered self-insurer for workers compensation. Provisions are recognised based on calculations performed by an external actuary. A contingent liability exists in relation to guarantees given to various state workers compensation authorities, due to self insurance prerequisites (refer note 40).

Other

Insurance provisions exist for policy deductibles on general insurance policies in Butler Manufacturing Company and on exposures arising from our group captive insurer.

Restoration and rehabilitation
Restoration and rehabilitation provisions exist for New Zealand Steel which operate two iron sand mines and our logistics operations. These provisions have been recorded as non-current (refer to note 33).

Expected reimbursements
For the Group, an actuarially determined asset of $19.8M (2005: $4.9M) has been recognised for expected future reimbursements associated with workers compensation recoveries. This amount is included in non-current other receivables (refer to note 16).

Movement in provisions
The reconciliation of movement in provisions is set out in note 33.

29 Current liabilities - Deferred income

	Consolidated		**Parent**	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Deferred income	76.8	60.5	-	-

The fair value of deferred income approximates carrying value.

30 Non-current liabilities - Payables

	Consolidated		**Parent**	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Other payables	-	5.0	-	-

Non-current payables are non-interest bearing.

The fair value of non-current payables approximates carrying value.

31 Non-current liabilities - Interest bearing liabilities

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Secured				
Bank loans	**-**	6.8	-	-
Lease liabilities (note 41)	**1.6**	1.7	-	-
	1.6	8.5	-	-
Unsecured				
Bank loans	**847.9**	182.3	-	-
Other loans	**414.2**	429.4	-	-
Deferred borrowing costs	**(1.4)**	-	-	-
	1,260.7	611.7	-	-
Total non-current interest bearing liabilities	**1,262.3**	620.2	-	-

(a) Total secured liabilities

The total secured liabilities (current and non-current) are as follows:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Loans	**-**	10.0	-	-
Lease liabilities	**1.8**	2.1	-	-
Total secured liabilities	**1.8**	12.1	-	-

(b) Assets pledged as security

Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
First mortgage				
Freehold land and buildings	**-**	10.0	-	-
Total assets pledged as security	**-**	10.0	-	-

(c) Sale of receivables program

The Group disposes of an interest in a pool of trade receivables under a sale of receivables program. As at 30 June 2006, the Group has received $154.7M in cash for trade receivables sold under this program. Prior to 1 July 2005, the sale of receivables program was offset against receivables rather than recognised as a separate interest bearing liabilities. Refer to note 50(4) for detail of the effect of the transition to AIFRS on the Group's sale of receivables program.

The weighted average interest rate incurred on the sale of receivables program for the period is 6.2% (2005: 5.4%).

(d) Set-off of assets and liabilities

New Zealand Steel Limited deposits surplus funds with a financial institution. The institution makes advances up to an equivalent amount of the deposit to BlueScope Steel (Finance) Limited. These advances are the hedge instrument, outlined in note 11(d), utilised to hedge the net investment in New Zealand Steel Limited. The company has established a legal right of set-off with the financial institution. The balance of the particular borrowings at the end of the period was $874M (2005: $830M).

31 Non-current liabilities - Interest bearing liabilities (continued)

(e) Financing arrangements

Unrestricted access was available at balance date to the following lines of credit:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Credit standby arrangements				
Total facilities				
Bank overdrafts	**24.5**	23.9	**-**	-
Bank loan facilities	**1,751.0**	802.9	**-**	-
Sale of receivables program	**300.0**	300.0	**166.0**	166.0
	2,075.5	1,126.8	**166.0**	166.0
Used at balance date				
Bank overdrafts	**2.9**	1.6	**-**	-
Bank loan facilities	**1,380.3**	442.8	**-**	-
Sale of receivables program	**154.7**	140.0	**80.0**	102.5
	1,537.9	584.4	**80.0**	102.5
Unused at balance date				
Bank overdrafts	**21.6**	22.3	**-**	-
Bank loan facilities	**415.7**	360.1	**-**	-
Sale of receivables program	**145.3**	160.0	**86.0**	63.5
	582.6	542.4	**86.0**	63.5

Bank loan facilities

Australian

Bank loan facilities for Australian operations consist of the following facilities:

- $1,200M syndicated bank facility with a syndicate of banks. The facility is comprised of a 364 day tranche of $100M, a three-year tranche of $550M, and a five-year tranche of $550M maturing in December 2006, December 2008 and in December 2010 respectively.
- $350M of 364 day facilities to support working capital and other short-term cash requirements. This is comprised of a $300M facility maturing in October 2006 and a $50M facility maturing in December 2006.

Non Australian

Bank loan facilities are arranged for several non-Australian businesses and are with a number of banks. Terms and conditions are agreed to on a periodic basis appropriate to the needs of the relevant businesses. Facilities for non-Australian businesses include:

- A MYR 33M (AUD 12M) long-term amortising loan held by BlueScope Steel (Malaysia) Sdn Bhd. This facility expires in 2008.
- Three short term facilities totalling MYR 209M (AUD 77M) to support working capital and other short-term cash requirements for BlueScope Steel (Malaysia) Sdn Bhd.
- Two short-term facilities of USD 15M (AUD 20M) and THB 300M (AUD 11M) to support working capital and other short term cash requirements for BlueScope Steel Thailand Limited. Additionally, BlueScope Steel Thailand Limited has a USD 25M (AUD 34M) long term facility.

Other facilities

- USD 300M of US Private Placement Loan Notes, USD 100M of which are due for repayment in 2011, and USD 200M in 2014.
- $300M uncommitted sale of receivables program.

31 Non-current liabilities - Interest bearing liabilities (continued)

Bank overdrafts
Bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed to on a periodic basis.

The weighted average interest rate for the period on bank overdrafts is 8.2% (2005: 7.1%), and on bank loans is 5.7% (2005: 5.0%).

(f) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. For interest rates applicable to each class of liability refer to individual notes to the financial statements.

Exposures arise predominantly from liabilities bearing variable interest rates as the Group intends to hold fixed rate liabilities to maturity.

		Fixed interest rate						
	Floating interest rate	**1 year or less**	**Over 1 to 2 years**	**Over 2 to 3 years**	**Over 3 to 4 years**	**Over 4 to 5 years**	**Over 5 years**	**Total**
	$M	**$M**	**$M**	**$M**	**$M**	**$M**	**$M**	**$M**
2006								
Bank overdrafts (note 26)	2.9	-	-	-	-	-	-	2.9
Bank loans	1,380.3	-	-	-	-	-	-	1,380.3
Other loans	8.5	-	-	-	-	-	405.7	414.2
Sale of receivables	154.7	-	-	-	-	-	-	154.7
Lease liabilities (notes 26, 31 and 41)	-	0.2	0.7	0.1	0.1	0.1	0.6	1.8
	1,546.4	0.2	0.7	0.1	0.1	0.1	406.3	1,953.9
Weighted average interest rate	6.1 %	6.5 %	6.1 %	6.5 %	6.5 %	6.5 %	5.6 %	
2005								
Bank overdrafts (note 26)	1.6	-	-	-	-	-	-	1.6
Bank loans	442.8	-	-	-	-	-	-	442.8
Other loans	8.2	-	-	-	-	-	421.2	429.4
Lease liabilities (notes 26, 31 and 41)	-	0.4	0.4	0.4	0.1	0.1	0.7	2.1
	452.6	0.4	0.4	0.4	0.1	0.1	421.9	875.9
Weighted average interest rate	6.0 %	6.5 %	6.5 %	6.1 %	6.5 %	6.5 %	5.6 %	

(g) Fair value

The carrying amounts and fair values of borrowings at balance date are:

	2006		2005	
	Carrying amount	**Fair value**	Carrying amount	Fair value
	$M	**$M**	$M	$M
On-balance sheet				
Non-traded financial liabilities				
Bank overdrafts	**2.9**	**2.9**	1.6	1.6
Bank loans	**1,380.3**	**1,380.3**	442.8	442.8
Other loans	**414.2**	**425.3**	429.4	460.6
Sale of receivables	**154.7**	**154.7**	-	-
Lease liabilities	**1.8**	**1.8**	2.1	2.1
	1,953.9	**1,965.0**	875.9	907.1

None of the classes above are readily traded on organised markets in standardised form.

Fair value is inclusive of costs which would be incurred on settlement of a liability.

31 Non-current liabilities - Interest bearing liabilities (continued)

(i) On-balance sheet

The net fair value of interest bearing financial liabilities where no market exists is based upon discounting the expected future cash flows by the current interest rates for liabilities with similar risk profiles.

32 Non-current liabilities - Deferred tax liabilities

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Doubtful debts provision	**(2.8)**	(4.5)	**(0.8)**	(0.7)
Employee benefits	**(127.9)**	(111.2)	**(38.0)**	(40.5)
Claims provision	**(12.6)**	(12.2)	**(10.2)**	(9.9)
Other provisions	**(7.0)**	(15.0)	**(1.5)**	-
Depreciation	**381.4**	456.2	**88.2**	107.6
Foreign exchange gains/(losses)	**39.5**	2.9	**0.3**	(0.2)
Inventory	**11.3**	15.9	**2.4**	1.5
Investment	**3.5**	(0.5)	**2.3**	-
Intangible assets	**4.4**	3.7	**-**	-
Retirement benefit obligations	**(16.4)**	(19.1)	**2.5**	-
Tax losses	**(0.3)**	(6.6)	**-**	-
Other	**10.1**	3.3	**2.5**	3.8
	283.2	312.9	**47.7**	61.6
Amounts recognised directly in equity				
Retirement benefit obligations (note 36)	**1.1**	(12.6)	**0.5**	(0.1)
Aluminium cash flow hedges (note 36)	**(0.1)**	-	**-**	-
	1.0	(12.6)	**0.5**	(0.1)
Net deferred tax liabilities	**284.2**	300.3	**48.2**	61.5
Movements:				
Opening balance at 1 July	**300.3**	357.8	**61.5**	75.6
Charged/(credited) to the income statement (note 9)	**(30.8)**	(48.1)	**(13.7)**	(13.9)
Charged/(credited) to equity (note36)	**13.7**	(12.6)	**0.6**	(0.1)
Acquisitions/(disposals)	**(0.1)**	4.8	**(0.2)**	(0.1)
Exchange fluctuation	**1.1**	(1.6)	**-**	-
Closing balance at 30 June	**284.2**	300.3	**48.2**	61.5

33 Non-current liabilities - Provisions

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Employee benefits - other	**3.0**	1.6	-	-
Restructure	**0.7**	6.1	-	-
Product claims	**36.1**	38.8	**25.1**	18.2
Workers compensation	**121.1**	94.4	**8.6**	10.4
Restoration and rehabilitation	**5.2**	2.6	-	-
Other	**12.6**	14.0	-	-
	178.7	157.5	**33.7**	28.6

For a description of each class of provision refer to note 28.

Movements in provisions
Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Restructure $M	Product claims $M	Workers compensation $M	Restoration and Rehabilitation $M	Other $M	Total $M
Consolidated - 2006						
Current and non-current						
Carrying amount at start of year	26.6	65.8	110.6	2.6	16.2	221.8
Additional provisions recognised	79.9	27.8	26.2	0.1	3.7	137.7
Unutilised provisions written back	(6.8)	-	(5.3)	-	-	(12.1)
Payments/other sacrifices of economic benefits	(12.2)	(31.5)	(8.7)	-	(2.9)	(55.3)
Recoveries	-	-	10.0	-	-	10.0
Exchange fluctuations	0.3	(1.2)	0.4	(0.4)	0.4	(0.5)
Transfers	-	0.1	-	2.0	-	2.1
Increase in discounted amount arising from passage of time and effect of any change in the discount rate	-	2.2	5.7	0.9	-	8.8
Carrying amount at end of year	87.8	63.2	138.9	5.2	17.4	312.5

	Restructure $M	Product claims $M	Workers compensation $M	Restoration and Rehabilitation $M	Other $M	Total $M
Parent - 2006						
Current and non-current						
Carrying amount at start of year	-	33.1	17.3	-	-	50.4
Additional provisions recognised	0.3	21.4	0.7	-	-	22.4
Payments/other sacrifices of economic benefits	-	(21.4)	(4.4)	-	-	(25.8)
Transfers	-	(0.2)	-	-	-	(0.2)
Increase in discounted amount arising from passage of time and effect of any change in the discount rate	-	1.1	1.0	-	-	2.1
Carrying amount at end of year	0.3	34.0	14.6	-	-	48.9

34 Non-current liabilities - Retirement benefit obligations

(a) Superannuation benefits

All employees of the consolidated entity are entitled to benefits on resignation, retrenchment, retirement, death or disablement.

Australian employees are entitled to benefits from a superannuation plan they select under the Australian Government's choice of fund legislation. The Australian Group has two default superannuation plans under choice of fund. New employees become members of one of those default plans if they do not actively choose an alternative plan. The BlueScope Steel Superannuation Fund has a defined benefit section and a defined contribution section. The defined benefit plan is closed to new participants. The other default plan, Superannuation Trust of Australia (STA), and any other defined contribution superannuation plans chosen by Australian employees, are defined contribution plans under which the Group's legal or constructive obligation is limited to making fixed contributions.

New Zealand employees are members of either the New Zealand Steel Pension Fund, being a defined benefit plan, or the Retirement Savings Plan, a defined contribution master trust managed by Tower Employee Benefits Limited. The Butler Manufacturing Company employees are members of the Butler Manufacturing Base Retirement Plan, a defined benefit fund, closed to new participants from 31 December 2004. Employees hired on or after 1 January 2004 receive a retirement contribution from the Butler Employee Savings Trust (BEST) which is a defined contribution plan. The Group also makes superannuation contributions to defined contribution funds in respect of the entity's employees located in other countries.

Defined benefit funds provide defined lump sum monthly benefits based on years of service and final or career average salary. The defined contribution plans receive fixed contributions from Group companies with the Group's legal obligation limited to these contributions.

Actuarial assessments of the defined benefit funds are made at no more than three-yearly intervals, with summary assessments performed annually. The last formal actuarial investigations were made of the BlueScope Steel Superannuation Fund as at 30 June 2005, the New Zealand Steel Pension Fund as at 31 March 2004, and the Butler Manufacturing defined benefit plan as at 1 January 2004. Summary actuarial assessments were performed for all of these funds as at 30 June 2006, to provide information that is more up to date than that of the most recent formal actuarial investigation.

The following sets out details in respect of the defined benefit section only.

(b) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

	Consolidated		**Parent**	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Present value of the defined benefit obligation	**(1,073.4)**	(1,029.9)	**(238.7)**	(208.1)
Fair value of defined benefit plan assets	**947.8**	824.1	**247.3**	208.3
Net (liability) asset before adjustment for contributions tax	**(125.6)**	(205.8)	**8.6**	0.2
Adjustment for contributions tax	**(38.9)**	(55.6)	**1.5**	-
Net (liability) asset in the balance sheet	**(164.5)**	(261.4)	**10.1**	0.2

34 Non-current liabilities - Retirement benefit obligations (continued)

Defined benefit funds to which BlueScope Steel employees belong:

2006	BlueScope Steel Superannuation Fund $M	New Zealand Pension Fund $M	Butler Manufacturing Company $M	Total $M
Present value of the defined benefit obligation	(584.7)	(265.2)	(223.5)	**(1073.4)**
Fair value of defined benefit plan assets	605.8	178.5	163.5	**947.8**
Adjustment for contributions tax	3.7	(42.6)	-	**(38.9)**
Net (liability) asset in the balance sheet	24.8	(129.3)	(60.0)	**(164.5)**
Defined benefit expense	3.8	18.4	9.6	**31.8**
Employer contributions	20.6	19.5	15.7	**55.8**
Employer contributions % of member's salary	14.0%	28.4%	4.4%	
Principal actuarial assumptions	%	%	%	
Discount rate	4.9	4.0	6.3	
Expected return on plan assets	7.0	8.2	8.0	
Future salary increases	4.0	3.5	4.0	

2005	BlueScope Steel Superannuation Fund $M	New Zealand Pension Fund $M	Butler Manufacturing Company $M	Total $M
Present value of the defined benefit obligations	(514.4)	(276.5)	(239.0)	**(1,029.9)**
Fair value of defined benefit plan assets	514.8	163.5	145.8	**824.1**
Adjustments for contributions tax	0.1	(55.7)	-	**(55.6)**
Net (liability) asset in the balance sheet	0.5	(168.7)	(93.2)	**(261.4)**
Defined benefit expense	7.7	13.5	9.6	**30.8**
Employer contributions	20.9	20.4	12.1	**53.4**
Employer contributions % of member's salary	14.7%	28.4%	4.1%	
Principal actuarial assumptions	%	%	%	
Discount rate	4.5	4.0	5.3	
Expected return on plan assets	7.0	8.2	8.0	
Future salary increases	3.5	3.5	5.5	

The Group has a legal liability to make up a deficit in the plan but no legal right to benefit from any surplus in the plans. Any surplus will be realised through reduced future company contributions.

The expected rate of return on assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories.

(c) Categories of plan assets

The major categories of plan assets are as follows:

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Cash	**4.1**	6.1	**1.3**	1.5
Equity instruments	**552.1**	472.7	**153.3**	129.2
Debt instruments	**323.9**	287.5	**65.5**	54.7
Property	**48.5**	41.2	**19.8**	16.7
Other assets	**19.2**	16.6	**7.4**	6.2
	947.8	824.1	**247.3**	208.3

34 Non-current liabilities - Retirement benefit obligations (continued)

(d) Reconciliations

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Reconciliation of the present value of the defined benefit obligation, which is partly funded:				
Balance at the beginning of the year	**1,029.9**	908.4	**208.1**	184.2
Current service cost	**44.9**	38.2	**8.7**	8.0
Interest cost	**50.9**	48.7	**10.5**	10.5
Actuarial losses/(gains)	**35.3**	99.8	**23.6**	13.4
Foreign currency exchange rate changes	**(22.1)**	(22.0)	**-**	-
Benefits paid	**(61.5)**	(43.2)	**(12.2)**	(8.0)
Loss/(gains) on curtailments	**(3.2)**	-	**-**	-
Other	**(0.8)**	-	**-**	-
Balance at the end of the year	**1,073.4**	1,029.9	**238.7**	208.1

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Reconciliation of the fair value of plan assets:				
Balance at the beginning of the year	**824.1**	750.2	**208.3**	179.4
Expected return on plan assets	**59.6**	53.5	**15.7**	13.6
Actuarial gains/(losses)	**88.6**	26.6	**25.3**	13.1
Foreign currency exchange rate changes	**(16.3)**	(14.7)	**-**	-
Contributions by Group companies	**55.8**	53.4	**9.6**	9.6
Tax on employer contributions	**(9.5)**	(9.9)	**(1.4)**	(1.4)
Contributions by plan participants	**7.8**	8.2	**2.0**	2.0
Benefits paid	**(61.5)**	(43.2)	**(12.2)**	(8.0)
Other	**(0.8)**	-	**-**	-
Balance at the end of the year	**947.8**	824.1	**247.3**	208.3

(e) Amounts recognised in income statement

The amounts recognised in the income statement in respect of defined benefit plans are as follows:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Current service cost	**44.9**	38.2	**8.7**	8.0
Contributions by plan participants	**(7.8)**	(8.2)	**(2.0)**	(2.0)
Interest cost	**50.9**	48.7	**10.5**	10.5
Expected return on plan assets	**(59.6)**	(53.5)	**(15.7)**	(13.6)
Increase in allowance for contributions tax on net liability	**6.6**	5.6	**0.2**	0.6
Losses (gains) on curtailments and settlements	**(3.2)**	-	**-**	-
Total included in employee benefits expense	**31.8**	30.8	**1.7**	3.5
Actual return on plan assets	**138.9**	68.4	**41.0**	26.7

34 Non-current liabilities - Retirement benefit obligations (continued)

(f) Amounts recognised in the statement of recognised income and expense

Actuarial gains and losses incurred during the year, adjusted for contributions tax where applicable, and recognised in the statement of recognised income and expense were a $62.7M gain for the consolidated group (2005: $92.7M loss) and a $2.1M gain for the parent entity (2005: $0.3M loss).

Cumulative actuarial gains and losses recognised in the statement of recognised income and expense were a $30.0M loss for the consolidated group (2005: $92.7M loss) and a $1.8M gain for the parent entity (2005: $0.3M loss).

(g) Employer contributions

Employer contributions to the defined benefit section of the Group's plans are based on recommendations by the plan's actuaries. Actuarial assessments are made no less frequently than once every three years. The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable.

Total employer contributions expected to be paid by Group companies for the year ending 30 June 2007 are $56.0M (Parent entity: $8.0M).

Funding recommendations are made by the actuaries based on their forecast of various matters, including future plan assets performance, interest rates, and salary increases. A summary of the key economic assumptions for each of the Group's defined benefit plans is outlined in note 34(b).

(h) Net financial position of the Australian plan

In accordance with AAS 25 *Financial Reporting by Superannuation Plans* the BlueScope Steel Superannuation Fund's net financial position is determined as the difference between the present value of the accrued benefits and the net market value of plan assets. This has been determined as at the date of the most recent financial report of the superannuation fund (30 June 2005), and a surplus of $2.6M was reported.

The surplus, as at 30 June 2005, under AAS 25 differs from the net asset of $0.5M recognised in the balance sheet as at 30 June 2005 due to different measurement rules in the relevant accounting standards AAS 25 and AASB 119 *Employee Benefits.*

(i) Experience adjustments

	2006 $M	2005 $M
Experience adjustments arising on plan liabilities	**(72.2)**	(89.4)
Experience adjustments arising on plan assets	**88.6**	26.6

35 Contributed equity

	Notes	**Parent 2006 Shares**	Parent 2005 Shares	**Parent 2006 $M**	Parent 2005 $M
(a) Share capital					
Issued and fully paid ordinary shares	(c)	**698,856,440**	707,941,710	**1,653.9**	1,747.5

35 Contributed equity (continued)

(b) Movements in ordinary share capital:

Date	Details	Notes	Number of shares	Issue/ redemption price	$M
1 July 2004	**Opening balance**		**732,320,847**		**1,914.9**
31 October 2004	Share buyback	(f)	(6,469,882)	$7.88	(51.0)
30 November 2004	Share buyback	(f)	(2,524,680)	$7.75	(19.6)
31 December 2004	Share buyback	(f)	(540,071)	$7.98	(4.3)
19 April 2005	Share buyback	(f)	(25,856,197)	$3.07	(79.4)
31 May 2005	Share buyback	(f)	(5,543,036)	$7.78	(43.5)
30 June 2005	Share buyback	(f)	(802,426)	$7.98	(6.4)
1 September 2004	Employee share plan - 2004	(e)	1,943,100		0.4
1 October 2004	Long term incentive plan - 2002	(d)	12,808,655	$2.85	36.5
1 October 2004	Long term incentive plan - 2002	(d)	2,605,400		-
	Less: Transaction costs arising on share issue				0.1
30 June 2005	**Balance**		**707,941,710**		**1,747.5**
7 July 2005	Long term incentive plan - 2002	(d)	208,300	$2.85	0.6
28 September 2005	Long term incentive plan - 2002	(d)	6,000	$2.85	-
29 September 2005	Employee share plan share forfeitures	(e)			0.4
4 October 2005	Long term incentive plan - 2002	(d)	4,217,708		-
17 November 2005	Long term incentive plan - 2002	(d)	25,900		-
30 November 2005	Share buyback	(f)	(1,781,444)	$7.26	(12.9)
31 December 2005	Share buyback	(f)	(8,868,134)	$6.94	(61.4)
31 January 2006	Share buyback	(f)	(2,893,600)	$7.13	(20.5)
2 March 2006	Employee share plan share forfeitures	(e)			0.3
					1,654.0
	Less: Transaction costs arising on share issue				0.1
30 June 2006	**Balance**		**698,856,440**		**1,653.9**

Effective 1 July 1998, the corporations legislation in place abolished the concepts of authorised capital and par value shares. Accordingly, the Parent does not have authorised capital nor par value in respect of its issued shares.

(c) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(d) Share rights

Information relating to the long term incentive plan, including details of share rights issued, vested and lapsed during the financial year and share rights outstanding at the end of the financial year, is set out in note 49(a).

(e) Employee share plan

Information relating to employee share plans, including details of shares issued under plans, is set out in note 49(b).

35 Contributed equity (continued)

(f) Share buyback

Current year

On 11 November 2005, the Company announced an on-market share buyback program of up to 25 million shares. At 30 June 2006, 13,543,178 shares had been bought back at an average cost of $7.01 (transaction costs $0.1M). The Company does not expect to buy back any more shares under this program.

Prior year

The previous years share buyback included an off-market share buyback on 19 April 2005 of 25,856,197 shares at $7.75 per share ($200.4M). In accordance with the principles outlined in UIG 22 *Accounting for share buybacks of no par value shares* the capital component of $3.07 per share has been debited against the share capital account while the remaining amount, including transaction costs of $1.7M, has been debited against retained earnings.

In addition, a total of 15,880,095 shares were purchased on-market at an average price of $7.83 per share.

36 Reserves and retained profits

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
(a) Reserves				
Hedging reserve - cash flow hedges	**(1.1)**	-	-	-
Share-based payments reserve	**17.7**	9.0	**17.7**	9.0
Foreign currency translation reserve	**(107.7)**	(77.3)	-	-
Non distributable profits reserve	**4.1**	3.0	-	-
	(87.0)	(65.3)	**17.7**	9.0

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Movements:				
Hedging reserve - cash flow hedges				
Opening balance	-	-	-	-
Adjustment on adoption of AASB 132 and AASB 139, net of tax (note 11)	**(0.1)**	-	-	-
Revaluation - gross	**(2.5)**	-	-	-
Transfers to net profit - gross	**0.8**	-	-	-
Deferred tax (note 22)	**0.5**	-	-	-
Exchange fluctuation	**0.2**	-	-	-
Closing balance	**(1.1)**	-	-	-
Share-based payments reserve				
Opening balance	**9.0**	2.5	**9.0**	2.5
Share-based payments expense	**8.7**	6.5	**8.7**	6.5
Closing balance	**17.7**	9.0	**17.7**	9.0
Foreign currency translation reserve				
Opening balance	**(77.3)**	-	-	-
Transfers to net profit	**0.8**	-	-	-
Net gain on hedge of net investment	**98.0**	-	-	-
Deferred tax (note 32)	**(29.4)**	-	-	-
Currency translation differences arising during the year	**(99.8)**	(77.3)	-	-
Closing balance	**(107.7)**	(77.3)	-	-

36 Reserves and retained profits (continued)

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Non-distributable profits reserve				
Opening balance	**3.0**	-	-	-
Transfers from retained profits (note 36(b))	**1.3**	3.0	-	-
Exchange fluctuations	**(0.2)**	-	-	-
Closing balance	**4.1**	3.0	-	-

(b) Retained profits

Movements in retained profits were as follows:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Balance 1 July	**1,535.0**	1,102.1	**983.9**	364.9
Profit for the year	**337.6**	981.9	**(126.4)**	1,085.1
Dividends paid (note 37)	**(453.2)**	(343.0)	**(453.2)**	(343.0)
Share buyback (note 35)	**-**	(122.9)	**-**	(122.9)
Transfers to reserves (note 36(a))	**(1.3)**	(3.0)	-	-
Actuarial gains/(losses) on defined benefit plans recognised directly in retained profits	**62.7**	(92.7)	**2.1**	(0.3)
Deferred tax (note 32)	**(13.7)**	12.6	**(0.6)**	0.1
Balance 30 June	**1,467.1**	1,535.0	**405.8**	983.9

(c) Nature and purpose of reserves

(i) Hedging reserve - cash flow hedges
This reserve is used to record gains or losses on hedging instruments that are determined to be an effective hedge and therefore qualify for hedge accounting, as described in note 1(p). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

(ii) Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of equity benefits provided to employees as part of their remuneration. Refer to note 49 for details of share-based payments.

(iii) Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(e). It is also used to record the effect of hedging net investments in foreign operations. The reserve is recognised in profit and loss when the foreign controlled entity is disposed of.

(iv) Non-distributable profit reserve
In certain overseas operations local regulations require a set amount of retained profit to be set aside and not be distributed as a dividend.

37 Dividends

	Parent	
	2006	2005
	$M	$M
(a) Ordinary shares		
Final dividend for the year ended 30 June 2005 of 44 cents (2004: 28 cents) per fully paid share paid on 24 October 2005 (2004: 18 October 2004)		
Final fully franked based on tax paid @ 30% - 24 cents (2004: 18 cents) per share	**170.9**	134.9
Special fully franked based on tax paid @ 30% - 20 cents (2004: 10 cents) per share	**142.5**	74.9
	313.4	209.8
Interim dividend for the year ended 30 June 2006 of 20 cents (2005: 18 cents) per fully paid share paid on 3 April 2006 (2005: 4 April 2005)		
Fully franked based on tax paid @ 30%	**139.8**	133.2
Total dividends provided for or paid	**453.2**	343.0

(b) Dividends not recognised at year end

In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 24 cents (2005: 24 cents plus 20 cents special dividend) per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 24 October 2006 out of retained profits at 30 June 2006, but not recognised as a liability at year end, is	**168.3**	313.5

(c) Franked dividends

The franked portions of the final dividends recommended after 30 June 2006 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2006.

	Parent	
	2006	2005
	$M	$M
Actual franking account balance as at the reporting date	**148.1**	54.2
Franking credits that will arise from the payment of income tax payable as at the reporting date	**10.3**	203.7
Franking credits available for subsequent financial years based on a tax rate of 30% (2005: 30%)	**158.4**	257.9

The impact on the franking account of the dividend recommended by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $72.1M (2005: $134.3M).

38 Key management personnel disclosures

(a) Directors

The following persons were Directors of BlueScope Steel Ltd during the financial year:

(i) Chairman - non-executive
G J Kraehe, AO

(ii) Executive director
K C Adams

(iii) Non-executive directors
R J McNeilly
D J Grady
H K McCann, AM
P J Rizzo
Y P Tan

(b) Other key management personnel

The following persons form part of the Executive Leadership Team (ELT) and also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	*Position*	
L E Hockridge	President - BlueScope Steel North America	(formerly President - Industrial Markets)
K J Fagg	President - Asian Building and Manufacturing Markets	(formerly President - Market and Logistics Solutions)
B G Kruger	President - Australian Manufacturing Markets	(formerly Chief Financial Officer)
N H Cornish	President - Australian and New Zealand Industrial Markets	(formerly President - Australian Building and Manufacturing Markets)
M Courtnall	President - Asian Building and Manufacturing Markets	Retired 28 February 2006
I R Cummin	Executive Vice President - People and Performance	
P O'Malley	Chief Financial Officer	Appointed 19 December 2005

All of the above persons were also key management persons during the year ended 30 June 2005, except for P O'Malley, who was appointed Chief Financial Officer on 19 December 2005.

M Courtnall retired from the Company on 28 February 2006.

(c) Key management personnel compensation

	Consolidated		**Parent**	
	2006	2005	**2006**	2005
	$	$	**$**	$
Short-term employee benefits	**6.7**	9.5	**6.7**	9.5
Post-employment benefits	**0.7**	0.6	**0.7**	0.6
Other long-term benefits	**0.2**	0.2	**0.2**	0.2
Share-based payments	**2.1**	1.4	**2.1**	1.4
	9.7	11.7	**9.7**	11.7

The Company has applied the exemption under Corporations Amendment Regulations 2006 which exempt listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 *Related Party Disclosures*. These remuneration disclosures are provided in the audited 30 June 2006 Remuneration Report.

38 Key management personnel disclosures (continued)

(d) Equity instrument disclosures relating to key management personnel

(i) Share rights provided as remuneration and shares issued on vesting of such share rights.
Details of share rights provided as remuneration and shares issued on the vesting of such share rights, together with terms and conditions of the share rights, can be found in the 30 June 2006 Remuneration Report.

(ii) Share rights holdings
The numbers of share rights over ordinary shares in the company held during the financial year by each director of BlueScope Steel Ltd and each of the other key management personnel of the Group, including their personally related entities, are set out below.

2006 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year
Directors of BlueScope Steel Ltd					
K C Adams	945,000	163,900	(490,500)	-	618,400
Other key management personnel of BlueScope Steel Ltd					
L E Hockridge	331,800	100,400	(166,000)	-	266,200
K J Fagg	284,400	47,800	(147,900)	-	184,300
B G Kruger	258,300	48,300	(126,700)	-	179,900
N H Cornish	246,700	50,900	(126,700)	-	170,900
M Courtnall (retired 28 February 2006)	209,000	60,500	(101,100)	(87,931)	80,469
I R Cummin	136,400	37,100	-	-	173,500
P O'Malley (appointed 19 December 2006)	-	51,000	-	-	51,000

No share rights are vested and unexercisable at the end of the year.

2005 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year
Directors of BlueScope Steel Ltd					
K C Adams	1,448,800	181,200	(685,000)	-	945,000
Other key management personnel of BlueScope Steel Ltd					
L E Hockridge	552,900	68,700	(289,800)	-	331,800
K J Fagg	488,700	53,900	(258,200)	-	284,400
B G Kruger	425,700	53,900	(221,300)	-	258,300
N H Cornish	419,200	48,800	(221,300)	-	246,700
M Courtnall	342,300	43,200	(176,500)	-	209,000
I R Cummin	94,700	41,700	-	-	136,400

(iii) Share holdings
The numbers of shares in the company held during the financial year by each director of BlueScope Steel Ltd and each of the other key management personnel of the Group, including their personally-related entities, are set out below.

38 Key management personnel disclosures (continued)

2006 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of BlueScope Steel Ltd				
G J Kraehe	109,676	-	15,328	125,004
R J McNeilly	524,130	-	17,757	541,887
D J Grady	36,358	-	14,327	50,685
H K McCann	21,913	-	9,272	31,185
P J Rizzo	24,702	-	7,322	32,024
Y P Tan	11,980	-	12,037	24,017
K C Adams	1,825,881	490,500	30,000	2,346,381
Other key management personnel of the Group				
Ordinary shares				
L E Hockridge	343,701	166,000	150	509,851
K J Fagg	258,550	147,900	(258,050)	148,400
B G Kruger	224,335	126,700	(139,850)	211,185
N H Cornish	158,150	126,700	(104,850)	180,000
M Courtnall (retired 28 February 2006)	184,491	101,100	(182,850)	102,741
I R Cummin	68,378	-	37,711	106,089
P O'Malley (appointed 19 December 2006)	-	-	25,000	25,000

2005 Name	Balance at the start of the year	Received during the year on the exercise of options[1]	Other changes during the year	Balance at the end of the year
Directors of BlueScope Steel Limited				
G J Kraehe	104,190	-	5,486	109,676
R J McNeilly	512,239	-	11,891	524,130
J Crabb (resigned 28 July 2004)	41,572	-	(11,428)	30,144
D J Grady	30,432	-	5,926	36,358
H K McCann	20,131	-	1,782	21,913
P J Rizzo	22,657	-	2,045	24,702
Y P Tan	131	-	11,849	11,980
K C Adams	902,212	685,000	238,669	1,825,881
Other key management personnel of the Group				
Ordinary shares				
L E Hockridge	53,751	289,800	150	343,701
K J Fagg	200	258,200	150	258,550
B G Kruger	2,885	221,300	150	224,335
N H Cornish	12,200	221,300	(75,350)	158,150
M Courtnall	7,841	176,500	150	184,491
I R Cummin	30,000	-	38,378	68,378

[1] These shares remain restricted until 30 September 2007 which is the end of the holding lock on shares acquired under the September 2002 award.

(e) Loans to key management personnel

There have been no loans granted to directors and executives or their related entities.

38 Key management personnel disclosures (continued)

(f) Other transactions with key management personnel

(i) Directors of BlueScope Steel Ltd

Mr Graham Kraehe was a non-executive chairman of National Australia Bank, a supplier of banking services and funding facilities, until September 2005, at which time he resigned. Mr Paul Rizzo is an independent non-executive director of the National Australia Bank. National Australia Bank forms part of a consortium of twelve banks providing funding to the BlueScope Steel Group. Decisions required by the consortium are by majority (as a minimum), and as such is not disclosed as a related party transaction.

Other net interest and banking service fees charged to the BlueScope Steel Group by National Australia Bank for the 12 months ended 30 June 2006 was $ NIL (2005: $0.6M).

Mr Graham Kraehe became a non-executive director of Brambles Industries Limited, effective December 2005. Brambles Industries Limited provides services to the BlueScope Steel Group on normal commercial terms and conditions. Total amount charged to the BlueScope Steel Group for the six months ending 30 June 2006 was $28.1M.

Mr Kevin McCann is chairman of Origin Energy Limited. Origin Energy Limited is one of a number of suppliers that provide energy to the company on normal commercial terms and conditions. Total amount charged to the BlueScope Steel Group by Origin Energy for the twelve months ended 30 June 2006 was $15.3M (2005: $14.3M).

The above directors of BlueScope Steel have not participated in any decisions regarding these transactions. Transactions with these entities have been made on commercial arm's-length terms and conditions.

39 Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
(a) Assurance services				
Audit services				
Ernst & Young Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**1,731,036**	1,540,423	**1,193,736**	1,044,923
Related practices of Ernst & Young Australian firm (including overseas Ernst & Young firms)	**1,568,590**	1,361,893	**-**	-
Non-Ernst & Young audit firms	**-**	10,000	**-**	-
Total remuneration for audit services	**3,299,626**	2,912,316	**1,193,736**	1,044,923

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
(b) Non-audit services				
Ernst & Young Australian firm:				
International tax consulting	**567,000**	497,000	**567,000**	497,000
Related practices of Ernst & Young Australian firm (including overseas Ernst & Young firms)				
Tax compliance services	**255,000**	348,000	**-**	-
Total remuneration for non-audit services	**822,000**	845,000	**567,000**	497,000

40 Contingencies

(a) Contingent liabilities

The parent entity and Group had contingent liabilities at 30 June 2006 in respect of:

Outstanding legal matters

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Other persons				
(a) Unsecured	**4.0**	7.4	**1.5**	0.1
(b) Secured	**-**	-	**-**	-
	4.0	7.4	**1.5**	0.1

These outstanding matters are contingent on the outcome of any settlement determined. There is no right to third party reimbursement.

Guarantees
In Australia, BlueScope Steel Limited has given $120M (June 2005: $116.6M) in guarantees to various state workers' compensation authorities as a prerequisite for self insurance. An amount, net of recoveries, of $109.2M (June 2005: $98.8M) has been recorded in the consolidated financial statements as recommended by independent actuarial advice.

No material losses are anticipated in respect of any of the above contingent liabilities.

Associates and joint ventures
For contingent liabilities relating to associates and joint ventures refer to notes 45 and 46 respectively.

40 Contingencies (continued)

(b) Contingent assets

Butler Manufacturing Company was awarded damages from Louisiana Pacific Corporation arising out of its purchase of defective Inner-Seal products, and subsequently received cash of $30.4M (US$21M). An additional amount of $15.1M (US$11.2M) is currently subject to appeal. This contingent asset as not been recognised as a receivable at 30 June 2006 as the amount is dependent on the future outcome of the appeal.

Port Kembla Steelworks is entitled to a discount to the value of $1.8M (2005: $7.5M) on the supply of a portion of its iron ore requirements arising from the modification of pricing arrangements under a supply agreement. This contingent asset has not been recognised as a receivable at 30 June 2006 as the value is dependent upon future supply of iron ore.

41 Commitments

(a) Capital and other expenditure commitments

Capital and other expenditure contracted for at the reporting date but not recognised as liabilities is as follows:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Property, plant and equipment				
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**109.3**	139.7	**34.0**	6.6
Later than one year but not later than five years	**7.8**	-	**-**	-
Later than five years	**-**	-	**-**	-
	117.1	139.7	**34.0**	6.6
Other - Non capital				
Commitments for the cost of various goods and services supplied to the company but not recognised as liabilities, payable:				
Within one year	**718.3**	566.3	**4.8**	5.4
Later than one year but not later than five years	**1,087.6**	1,476.1	**17.8**	18.3
Later than five years	**156.1**	205.1	**23.0**	22.5
	1,962.0	2,247.5	**45.6**	46.2

Joint Ventures
For commitments relating to joint ventures refer to note 46.

(i) Operating leases
The Group leases various maintenance contracts and plant and machinery under non-cancellable operating leases expiring. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. There are no restrictions placed upon the lessee by entering into these leases.

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	**68.9**	73.6	**18.1**	15.6
Later than one year but not later than five years	**163.2**	153.8	**48.7**	23.3
Later than five years	**143.9**	91.8	**24.1**	4.6
	376.0	319.2	**90.9**	43.5

41 Commitments (continued)

(ii) ***Finance leases***

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Commitments in relation to finance leases are payable as follows:				
Within one year	**0.3**	0.4	-	-
Later than one year but not later than five years	**0.7**	1.2	-	-
Later than five years	**0.9**	0.8	-	-
Minimum lease payments	**1.9**	2.4	-	-
Future finance charges	**(0.1)**	(0.3)	-	-
Recognised as a liability	**1.8**	2.1	-	-
Representing lease liabilities:				
Current (note 26)	**0.2**	0.4	-	-
Non-current (note 31)	**1.6**	1.7	-	-
	1.8	2.1	-	-

42 Related party transactions

(a) Parent entities

The ultimate parent entity within the Group is BlueScope Steel Ltd, which is incorporated in Australia.

(b) Subsidiaries

Interests in subsidiaries are set out in note 43.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 38.

(d) Transactions with related parties

The following transactions occurred with related parties:

	Consolidated		Parent	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Sales of goods				
Sales of finished goods to subsidiaries	-	-	**149.0**	211.0
Purchases of goods				
Purchases of raw materials from subsidiaries	-	-	**1,271.0**	1,444.6
Purchases of services				
Purchase of transport services from subsidiaries	-	-	**180.8**	144.1
Tax consolidation legislation				
Current tax payable assumed from wholly-owned tax consolidated entities	-	-	**82.8**	278.6
Tax losses assumed from wholly-owned tax consolidated entities	-	-	**(3.1)**	(2.9)

42 Related party transactions (continued)

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Dividend revenue				
Subsidiaries	-	-	**11.0**	1,154.9
Management and guarantee fee revenue				
Subsidiaries	-	-	**0.1**	0.6
Interest revenue				
Subsidiaries	-	-	**27.5**	4.0
Joint venture partnership	-	0.3	-	-
Associates	**0.1**	0.1	-	-
Interest expense				
Subsidiaries	-	-	**59.0**	18.5
Joint venture partnership	**1.3**	1.6	-	-
Other revenue				
Subsidiaries	-	-	**6.1**	7.3
Joint venture partnership	-	1.3	-	-
Superannuation contributions				
Contributions to superannuation funds on behalf of employees	**106.2**	92.6	**34.8**	30.5

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Current receivables (sales of goods and services)				
Subsidiaries	-	-	**84.8**	76.7
Joint venture partnerships	**1.8**	-	-	-
Current receivables (tax funding agreement)				
Wholly-owned tax consolidated entities	-	-	**82.8**	278.6
Current receivables (loans)				
Subsidiaries	-	-	**1,221.7**	403.8
Joint venture partnership	-	38.9	-	-
Associates	**1.1**	1.2	-	-
Non-current receivables (loans)				
Subsidiaries	-	-	-	16.6
Current payables (purchases of goods and services)				
Subsidiaries	-	-	**117.4**	111.0
Current interest bearing liabilities				
Subsidiaries	-	-	**2,198.9**	371.3
Current payables (tax funding agreement)				
Wholly-owned tax consolidated entities	-	-	**3.1**	2.9

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

42 Related party transactions (continued)

(e) Loans to/from related parties

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Loans to subsidiaries				
Loan repayments/(advances)	**-**	-	**1,030.7**	(182.7)
Loans to joint venture partnership	**-**	-	**-**	-
Proceeds	**-**	28.5	**-**	-
Loans from joint venture partnership				
Proceeds	**185.7**	188.1	**-**	-
Repayment	**(185.7)**	(225.2)	**-**	-

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

(f) Terms and conditions

Sales of finished goods and purchases of raw materials from related parties are made in arm's length transactions both at normal market prices and on normal commercial terms.

All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties.

Other director transactions with group entities

Transactions with related parties of directors of wholly owned subsidiaries within the BlueScope Steel Group total $1.2M (June 2005: $1.5M). These transactions have been made on commercial arms-length terms and conditions.

43 Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(c):

Name of entity	Country of incorporation	Equity holding 2006 %	Equity holding 2005 %
Amari Wolff Steel Pty Ltd (a)	Australia	**100**	100
Australian Iron & Steel Pty Ltd	Australia	**100**	100
BlueScope Steel Asia Holdings Pty Ltd	Australia	**100**	100
BlueScope Steel (AIS) Pty Ltd	Australia	**100**	100
BlueScope Steel Employee Share Plan Pty Ltd	Australia	**100**	100
BlueScope Steel (Finance) Ltd	Australia	**100**	100
BlueScope Steel Logistics Co Pty Ltd (a)	Australia	**100**	100
BlueScope Steel Middle East Investments Pty Ltd	Australia	**100**	100
BlueScope Pty Ltd	Australia	**100**	100
BlueScope Water Pty Ltd	Australia	**100**	100
Glenbrook Holdings Pty Ltd (a)	Australia	**100**	100
John Lysaght (Australia) Pty Ltd	Australia	**100**	100
Lysaght Building Solutions Pty Ltd (a)	Australia	**100**	100
Lysaght Design & Construction Pty Ltd (a)	Australia	**100**	100
BlueScope Building Solutions Pty Ltd (a)(e)	Australia	**100**	-
New Zealand Steel (Aust) Pty Ltd (a)	Australia	**100**	100
Pioneer Water Tanks (Australia 94) Pty Ltd	Australia	**100**	100
The Roofing Centre (Tasmania) Pty Ltd (a)	Australia	**100**	100
Butler Do Brazil Ltda (f)	Brazil	**100**	100
BlueScope Lysaght (Brunei) Sdn Bhd	Brunei	**60**	60
Endeavour Industries Ltd (f)	British Virgin Islands	**100**	100
BlueScope Lysaght (Guangzhou) Ltd	China	**100**	100
BlueScope Steel Building Solutions (Guangzhou) Ltd	China	**100**	100
BlueScope Lysaght (Shanghai) Ltd	China	**100**	100
BlueScope Steel (Shanghai) Co Ltd	China	**100**	100
BlueScope Steel International Trading (Shanghai) Co Ltd	China	**100**	100
BlueScope Steel Investment Management (Shanghai) Co Ltd (e)	China	**100**	-
BlueScope Lysaght (Langfang) Ltd	China	**100**	100
BlueScope Lysaght (Chengdu) Ltd	China	**100**	100
BlueScope Steel (Suzhou) Ltd	China	**100**	100
Butler (Shanghai) Inc	China	**100**	100
Butler (Tianjin) Inc	China	**100**	100
Comercial Butler Limitada	Chile	**99**	99
BlueScope Lysaght Fiji Ltd	Fiji	**64**	64
Butler Europe GmbH (g)	Germany	**-**	100
NPDC Holding (Hong Kong) Ltd (f)	Hong Kong	**100**	100
NPDC (Hong Kong) Ltd	Hong Kong	**100**	100
BlueScope Steel North Asia Ltd	Hong Kong	**100**	100
Butler Europe Kft (f)	Hungary	**96**	96
BlueScope Steel India (Private) Ltd	India	**100**	100
Tata BlueScope Steel Ltd (h)	India	**50**	100
PT BlueScope Steel Indonesia	Indonesia	**100**	100
PT BlueScope Lysaght Indonesia	Indonesia	**100**	100
PT BRC Lysaght Distribution	Indonesia	**80**	80
BlueScope Steel Transport (Malaysia) Sdn Bhd	Malaysia	**100**	100
BlueScope Steel Logistics (Malaysia) Sdn Bhd	Malaysia	**100**	100
BlueScope Steel (Malaysia) Sdn Bhd	Malaysia	**60**	60
BlueScope Lysaght (Malaysia) Sdn Bhd	Malaysia	**60**	60
BlueScope Lysaght (Sabah) Sdn Bhd (b)	Malaysia	**49**	49
BlueScope Steel Asia Sdn Bhd	Malaysia	**100**	100
Global BMC (Mauritius) Holdings Ltd	Mauritius	**100**	100
Butler S.A. de C.V	Mexico	**100**	100
Butler Construcciones S.A. de C.V.	Mexico	**100**	100
Butler Manufacturas S de R.L. de C.V.	Mexico	**100**	100

43 Subsidiaries (continued)

Name of entity	Country of incorporation	Equity holding 2006 %	2005 %
Butler de Mexico S. de R.L. de C.V.	Mexico	**100**	100
Butler Europe B.V.	Netherlands	**100**	100
BlueScope Acier Nouvelle - Caledonie SA (c)	New Caledonia	**65**	65
BlueScope Steel Finance NZ Ltd	New Zealand	**100**	100
Tasman Steel Holdings Ltd	New Zealand	**100**	100
New Zealand Steel Holdings Ltd	New Zealand	**100**	100
New Zealand Steel Ltd	New Zealand	**100**	100
Glenbrook Representatives Ltd	New Zealand	**100**	100
New Zealand Steel Development Ltd	New Zealand	**100**	100
Toward Industries Ltd	New Zealand	**100**	100
Steltech Structural Ltd	New Zealand	**100**	100
BlueScope Steel Trading NZ Ltd	New Zealand	**100**	100
New Zealand Steel Mining Ltd	New Zealand	**100**	100
BlueScope Steel International Holdings SA	Panama	**100**	100
BlueScope Steel Philippines Inc	Philippines	**100**	100
NPAH Holdings Ltd (f)	PNG	**100**	100
BlueScope Lysaght Rabaul Ltd (f)	PNG	**100**	100
Titan Properties Ltd (f)	PNG	**100**	100
Butler Europe SP.ZO.O. (g)	Poland	**-**	98
BlueScope Lysaght (Singapore) Pte Ltd	Singapore	**100**	100
BlueScope Steel Asia Pte Ltd	Singapore	**100**	100
Steelcap Insurance Pte Ltd	Singapore	**100**	100
BlueScope Steel Southern Africa (Pty) Ltd	South Africa	**100**	100
BlueScope Lysaght Lanka (Pvt) Ltd	Sri Lanka	**100**	82
BlueScope Lysaght Taiwan Ltd	Taiwan	**80**	80
BlueScope Steel (Thailand) Ltd	Thailand	**75**	75
Steel Holdings Co Ltd	Thailand	**100**	100
BlueScope Lysaght (Thailand) Ltd	Thailand	**75**	75
BlueScope Steel International Ltd	UK	**100**	100
Butler Europe Ltd (United Kingdom)	UK	**100**	100
BIEC International Inc	USA	**100**	100
BlueScope Steel North America Corporation (e)	USA	**100**	-
BlueScope Steel Technology Inc	USA	**100**	100
BlueScope Steel Americas LLC	USA	**100**	100
BlueScope Steel Investments Inc	USA	**100**	100
Butler Manufacturing Company	USA	**100**	100
LB Real Properties Inc	USA	**100**	100
Butler Real Estate Inc	USA	**100**	100
BMC Real Estate Inc	USA	**100**	100
Butler Holdings Inc	USA	**100**	100
Liberty Building Systems Inc	USA	**100**	100
Moduline Windows Inc	USA	**100**	100
Butler Construction Inc	USA	**100**	100
Butler Pacific Inc	USA	**100**	100
VW Corporation	USA	**100**	100
BlueScope Lysaght (Vanuatu) Ltd (c)(d)	Vanuatu	**39**	39
BlueScope Lysaght (Vietnam) Ltd	Vietnam	**100**	100
BlueScope Steel Vietnam Ltd	Vietnam	**100**	100

43 Subsidiaries (continued)

(a) These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission. For further information refer to note 44.

(b) The BlueScope Steel Group holds an *ownership* interest of 49% in BlueScope Steel Lysaght (Sabah) Sdn Bhd, which is classified as a controlled entity pursuant to AASB 127 *Consolidated and Separate Financial Statements* because the BlueScope Steel Group can exercise voting control.

(c) These controlled entities are audited by firms other than Ernst & Young and affiliates.

(d) The BlueScope Steel Group's ownership of the ordinary share capital in this entity represents a beneficial interest of 39% represented by its 65% ownership in BlueScope Acier Nouvelle - Caledonie SA, which in turn has 60% ownership of the entity.

(e) These controlled entities were established during the year.

(f) These controlled entities are in the process of being liquidated.

(g) These controlled entities were liquidated during the year.

(h) From 1 June 2006, the BlueScope Steel Group's ownership in this entity (formerly known as BlueScope Steel Building Solutions Private Limited) was reduced to 50%, at which time the entity became an equity accounted joint venture. Refer to note 46.

All subsidiaries incorporated in Australia are members of the BlueScope Steel Ltd tax consolidated group. Refer to notes 1(g) and 9(f).

44 Deed of cross guarantee

BlueScope Steel Limited and certain Australian wholly-owned subsidiaries have entered into a deed of cross guarantee under which each company guarantees the debts of each other company in the deed on the winding-up of that company. The companies in the deed are as follows:

BlueScope Steel Ltd
New Zealand Steel (Aust) Pty Ltd
Lysaght Building Solutions Pty Ltd
BlueScope Steel Logistics Co Pty Ltd
The Roofing Centre (Tasmania) Pty Ltd
Glenbrook Holdings Pty Ltd
Lysaght Design and Construction Pty Ltd
Amari Wolff Steel Pty Ltd
BlueScope Building Solutions Pty Ltd

By entering into the deed, the wholly-owned subsidiaries have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission.

(a) Consolidated income statement and a summary of movements in consolidated retained profits

The above companies represent a 'Closed Group' for the purposes of the Class Order.

Set out below is a consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2006 of the Closed Group.

	2006 $M	2005 $M
Income statement		
Revenue	**2,859.3**	4,026.2
Other income	**12.8**	0.3
Changes in inventories of finished goods and work in progress	**(28.8)**	27.9
Raw materials and consumables used	**(1,887.0)**	(1,979.1)
Employee benefits expense	**(421.7)**	(407.5)
Depreciation and amortisation expense	**(72.7)**	(68.5)
Freight on external despatches	**(201.9)**	(172.1)
External services	**(162.1)**	(173.6)
Finance costs	**(68.6)**	(20.5)
Impairment of non-current assets	**(42.7)**	-
Other expenses	**(135.8)**	(169.2)
Profit (loss) before income tax	**(149.2)**	1,063.9
Income tax (expense) revenue	**29.9**	27.7
Profit (loss) for the year	**(119.3)**	1,091.6
Summary of movements in consolidated retained profits		
Retained profits at the beginning of the financial year	**1,016.4**	390.6
Net profit (loss) for the year	**(119.3)**	1,091.6
Dividends provided or paid	**(453.2)**	(343.0)
Share buyback	**-**	(122.7)
Actuarial gains/(losses) on defined benefit plans recognised directly in retained profits	**2.0**	(0.2)
Deferred tax	**(0.6)**	0.1
Retained profits at the end of the financial year	**445.3**	1,016.4

44 Deed of cross guarantee (continued)

(b) Balance sheet

Set out below is a consolidated balance sheet as at 30 June 2006 of the Closed Group.

	2006 $M	2005 $M
Current assets		
Cash and cash equivalents	**2.2**	1.8
Trade and other receivables	**1,804.2**	1,026.0
Inventories	**267.1**	297.4
Other	**4.6**	3.8
Non-current assets classified as held for sale	**34.1**	-
Total current assets	**2,112.2**	1,329.0
Non-current assets		
Receivables	**3.5**	21.1
Retirement benefit assets	**10.1**	0.2
Inventories	**23.0**	23.6
Other financial assets	**2,710.4**	2,528.3
Property, plant and equipment	**841.5**	760.2
Intangible assets	**92.1**	89.2
Other	**0.2**	0.4
Total non-current assets	**3,680.8**	3,423.0
Total assets	**5,793.0**	4,752.0
Current liabilities		
Payables	**280.8**	273.5
Interest bearing liabilities	**3,151.0**	1,240.3
Current tax liabilities	**12.0**	203.5
Provisions	**143.4**	160.3
Deferred income	**2.9**	3.7
Total current liabilities	**3,590.1**	1,881.3
Non-current liabilities		
Payables	**-**	5.0
Interest bearing liabilities	**0.4**	0.4
Deferred tax liabilities	**51.9**	63.5
Provisions	**33.7**	28.8
Total non-current liabilities	**86.0**	97.7
Total liabilities	**3,676.1**	1,979.0
Net assets	**2,116.9**	2,773.0
Equity		
Contributed equity	**1,653.9**	1,747.6
Reserves	**17.7**	9.0
Retained profits	**445.3**	1,016.4
Total equity	**2,116.9**	2,773.0

45 Investments in associates

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting (refer to note 1(c)(ii)).

Information relating to associates is set out below.

Name of company	Principal activity	Country of incorporation	Ownership interest 2006 %	Ownership interest 2005 %
Vistawall International (UAE) Ltd	Extruded aluminium and glass manufacturing	UAE	**40**	40
Saudi Steel Building Manufacturing Company	Building manufacturing	Saudi Arabia	**30**	30
Saudi Buildings Systems Ltd	Building construction	Saudi Arabia	**30**	30
Franklin Towne Centre Limited Partnership	Real estate	USA	**50**	50
BlueScope Steel Lysaght (Sarawak) Sdn Bhd	Roll forming	Malaysia	**49**	49
SteelServ Limited	Steel manufacturing and steel mill services	New Zealand	**50**	50
McDonalds Lime Limited	Lime products manufacturing	New Zealand	**28**	28

	Consolidated 2006 $M	Consolidated 2005 $M
(a) Movements in carrying amounts		
Carrying amount at the beginning of the financial year	**11.0**	9.5
Share of profits after income tax	**6.6**	6.0
Additional investment	**0.7**	0.1
Dividends received/receivable	**(5.1)**	(4.1)
Currency fluctuation	**(0.5)**	(0.5)
Carrying amount at the end of the financial year	**12.7**	11.0
(b) Share of associates' profits or losses		
Profit before income tax	**9.8**	7.9
Income tax expense	**(3.2)**	(1.9)
Profit after income tax	**6.6**	6.0

There were no impairment losses relating to investment in associates, and no contingencies, capital commitments or other commitments relating to associates.

46 Interests in joint ventures

(a) Joint venture partnerships

The Group has a 50% interest in North Star BlueScope Steel LLC, a USA resident, the principal activity of which is the manufacturing of hot rolled steel products.

The Group also holds a 50% interest in Tata BlueScope Steel Limited, the principal activity being the construction of a new metal coating and paint line facility, pre-engineered building and roll forming facilities in India. The agreement was signed at the end of May 2006.

The interest in North Star BlueScope Steel and Tata BlueScope Steel is accounted for in the consolidated financial statements using the equity method of accounting (refer to note 1(c)(iii)). Information relating to the joint venture partnerships is set out below.

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Carrying amount of investment in joint ventures				
North Star BlueScope Steel	**256.4**	246.9	-	-
Tata BlueScope Steel	**33.7**	-	-	-
Total carrying amount	**290.1**	246.9	-	-

	NorthStar BlueScope Steel		Tata BlueScope Steel		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005
	$M	$M	**$M**	$M	**$M**	$M
Share of partnership's assets and liabilities						
Current assets	**132.8**	120.5	**8.1**	-	**140.9**	120.5
Non-current assets	**173.8**	174.7	**33.8**	-	**207.6**	174.7
Total assets	**306.6**	295.2	**41.9**	-	**348.5**	295.2
Current liabilities	**50.2**	48.3	**8.2**	-	**58.4**	48.3
Non-current liabilities	**-**	-	**-**	-	**-**	-
Total liabilities	**50.2**	48.3	**8.2**	-	**58.4**	48.3
Net assets	**256.4**	246.9	**33.7**	-	**290.1**	246.9
Share of partnership's revenue, expenses and results						
Revenues	**713.8**	763.2	**0.3**	-	**714.1**	763.2
Expenses	**544.8**	569.2	**0.9**	-	**545.7**	569.2
Profit before income tax	**169.0**	194.0	**(0.6)**	-	**168.4**	194.0
Income tax	**-**	-	**-**	-	**-**	-
Profit after income tax	**169.0**	194.0	**(0.6)**	-	**168.4**	194.0
Share of partnership's commitments						
Other commitments - information technology contract	**3.1**	4.2	**-**	-	**3.1**	4.2
Other commitments - long-term utility supply contracts	**1.6**	4.7	**-**	-	**1.6**	4.7
Total expenditure commitments	**4.7**	8.9	**-**	-	**4.7**	8.9

(b) Contingent liabilities relating to joint ventures

There were no contingent liabilities relating to investments in joint ventures.

(c) Impairment losses

Impairment losses of $1.3M (June 05: $1.6M) were recognised in relation to the Group's investment in Castrip LLC (refer to note 8). The carrying value of the Group's 47.5% interest in the Castrip LLC is $nil (June 05: $nil).

47 Reconciliation of profit after income tax to net cash inflow from operating activities

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Profit for the year	**342.8**	982.0	**(126.4)**	1,085.1
Depreciation and amortisation	**293.5**	297.3	**69.2**	66.3
Impairment of non-current assets	**64.9**	83.9	**42.7**	-
Actuarial gains (losses) on defined benefit superannuation recorded directly in equity	**62.7**	(92.7)	**2.1**	(0.3)
Income tax on defined benefit superannuation recorded directly in equity	**(13.7)**	12.6	**(0.6)**	0.1
Non-cash employee benefits expense - share-based payments	**8.7**	6.5	**8.7**	6.4
Capitalised borrowing costs	**(9.7)**	(3.6)	**-**	-
Net (gain) loss on sale of non-current assets	**(20.2)**	(1.5)	**(8.9)**	0.1
Share of profits of associates and joint venture partnership	**(175.0)**	(200.0)	**-**	-
Associate dividends received	**173.6**	127.5	**-**	-
Change in operating assets and liabilities				
Decrease (increase) in trade debtors	**(309.8)**	(131.3)	**(196.6)**	(51.5)
Decrease (increase) in other debtors	**49.2**	31.3	**31.0**	(8.8)
Decrease (increase) in other operating assets	**(27.0)**	10.4	**(0.5)**	(0.4)
Decrease (increase) in inventories	**(120.8)**	(308.8)	**29.6**	(42.3)
Increase (decrease) in trade creditors	**97.9**	63.1	**17.2**	0.1
Increase (decrease) in other creditors	**9.4**	(48.9)	**2.0**	3.8
Increase (decrease) in borrowing costs payable	**10.3**	12.2	**-**	-
Increase (decrease) in income taxes payable	**(185.4)**	64.1	**4.5**	(112.3)
Increase (decrease) in deferred tax balances	**(31.2)**	(58.2)	**(13.1)**	(13.4)
Increase (decrease) in other provisions and liabilities	**28.3**	62.1	**(20.4)**	6.3
Other variations	**(16.8)**	(19.0)	**-**	-
Net cash (outflow) inflow from operating activities	**231.7**	889.0	**(159.5)**	939.2

48 Earnings per share

	Consolidated	
	2006	2005
	Cents	Cents
(a) Basic earnings per share		
Profit attributable to the ordinary equity holders of the Company	**47.9**	134.0
(b) Diluted earnings per share		
Profit attributable to the ordinary equity holders of the company	**47.7**	131.0

(c) Reconciliations of earnings used in calculating earnings per share

	Consolidated	
	2006	2005
	$M	$M
Earnings per share		
Profit from continuing operations	**342.8**	982.0
Profit from continuing operations attributable to minority interests	**(5.2)**	(0.1)
Profit attributable to the ordinary equity holders of the company used in calculating earnings per share	**337.6**	981.9

(d) Weighted average number of shares used as the denominator

	Consolidated	
	2006	2005
	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	**704,064,627**	733,031,445
Adjustments for the effect of dilution:		
Weighted average number of share rights	**3,809,488**	14,478,101
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**707,874,115**	747,509,546

(e) Earnings per share calculation

(i) Basic earnings per share
Basic earnings per share is calculated by dividing net profit attributable to the ordinary equity holders of the company by the weighted average number of ordinary shares outstanding during the period.

(ii) Diluted earnings per share
Diluted earnings per share is calculated by dividing the net profit attributable to the ordinary equity holders of the company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of all dilutive potential ordinary shares into ordinary shares.

Share rights granted to eligible senior managers under the Long Term Incentive Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details relating to the share rights are set out in note 49.

49 Share-based payments

The Group provides benefits in the form of share based payment transactions to employees. There are currently three plans in place providing share based payment benefits: (a) The Long Term Incentive Plan, (b) Employee Share Plans and (c) Special Share Grants and Rights.

Information relating to these schemes is set out below. Further information can also be obtained in the 2006 Remuneration Report. Refer to note 1(y)(iv) for the share-based payments accounting policy.

(a) The Long Term Incentive Plan

The Long Term Incentive Plan (LTIP) is a program determined annually by the Board, which awards share rights to eligible senior management of BlueScope Steel. LTIP is designed to reward senior management for long term value creation, and is part of the Company's overall recognition and retention strategy. The share rights give the right to acquire an ordinary share in BlueScope Steel at a later date subject to the satisfaction of certain performance criteria.

The share rights available for exercise are contingent on the company's total shareholder return (TSR) percentile ranking relative to the TSR of companies in the S&P/ASX 100 index at the reward grant date.

Any share rights which do not vest will either lapse on resignation or termination for cause or expire at the end of the relevant performance period, whichever comes first.

Since demerger, plans have been granted to senior management as outlined below. Further details of each award is provided in the 30 June 2006 Remuneration Report.

Movement of share rights during the year

Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
2006								
25 Jul 2002	25 Jul 2006	$2.85	280,951	-	(214,300)	(66,651)	-	-
30 Sep 2002	30 Sep 2006	Nil	4,495,868	-	(4,243,608)	(94,060)	158,200	158,200
24 Oct 2003	30 Sep 2008	Nil	2,801,047	-	-	(98,239)	2,702,808	-
13 Nov 2003	30 Sep 2008	Nil	273,300	-	-	-	273,300	-
31Aug 2004	30 Dec 2006	Nil	30,000	30,000	-	(20,000)	40,000	40,000
31 Aug 2004	31 Oct 2009	Nil	2,300,400	-	-	(132,789)	2,167,611	-
18 Nov 2005	31 Aug 2010	Nil	-	1,938,100	-	(69,083)	1,869,017	-
Total			10,181,566	1,968,100	(4,457,908)	(480,822)	7,210,936	198,200

Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
2005								
25 Jul 2002	25 Jul 2007	$2.85	13,089,606	-	(12,808,655)	-	280,951	280,951
25 Jul 2002	31 Mar 2006	Nil	2,605,400	-	(2,605,400)	-	-	-
30 Sep 2002	30 Sep 2006	Nil	4,539,679	-	-	(43,811)	4,495,868	-
24 Oct 2003	30 Sep 2008	Nil	2,857,833	-	-	(56,786)	2,801,047	-
13 Nov 2003	30 Sep 2008	Nil	273,300	-	-	-	273,300	-
31 Aug 2004	30 Dec 2006	Nil	30,000	-	-	-	30,000	-
31 Aug 2004	31 Oct 2009	Nil	-	2,306,400	-	(6,000)	2,300,400	-
Total			23,395,818	2,306,400	(15,414,055)	(106,597)	10,181,566	280,951

The exercise date for 158,200 share rights, under the September 2002 plan, was extended to 30 September 2007 which is the end of the holding lock on shares aquired under the September 2002 award.

Forfeited shares balance include shares that have lapsed.

The average share price at the date of exercise of rights exercised regularly during the year ended 30 June 2006 was $7.96 (2005: $8.30).

49 Share-based payments (continued)

Fair value of share rights granted

The assessed fair value at grant date of share rights granted during the year ended 30 June 2006 is detailed below. The fair value at grant date is independently determined for each award using the Binomial Option Pricing Model. Standard option pricing inputs include underlying share price, exercise price, expected dividends, expected risk-free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account.

The fair value inputs for share rights granted during the year ended 30 June 2005 and 30 June 2006 included:

	Sep 2004	Sep 2005
Plan details		
(a) exercise price ($)	Nil	Nil
(b) grant date	31 Aug 2004	18 Nov 2005
(c) latest expiry date	31 Oct 2009	31 Aug 2010
(d) share rights granted	2,306,400	1,940,100
(e) fair value estimate at grant date ($)	5.14	3.89
(f) vesting conditions [1]	TSR ranking	TSR ranking
Fair value inputs		
(a) expected life of share rights (yrs)	Minimum vesting period	Minimum vesting period
(b) expected dividend yield (%)	4.7	6.0
(c) expected risk-free interest rate (%)	5.37	5.305
(d) expected share price volatility (%)	28.0	30.0
(e) grant date share price ($)	7.86	7.54

[1] The number of rights that vest under each plan are contingent on BlueScope Steel's TSR percentile ranking. The TSR ranking requirements differ for each plan. For further details of vesting conditions refer to the 2006 Remuneration Report.

The expected price volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

There have been no significant modifications to any LTIP arrangement since grant date.

(b) Employee Share Plans

Employee Share Plans (ESP) are share award plans which, at the determination of the Board, issues eligible employees with a grant of ordinary BlueScope Steel shares (or a reward of equal value in countries where the issue of shares is not practicable).

The objective of ESP is to recognise and reward employees for their contribution to BlueScope Steel's financial results and workplace safety performance and provide them with the opportunity to benefit from dividends paid on the shares and growth in the market value of shares. Employees may elect not to participate in the plan.

The allocation of ESPs is considered on a year-by-year basis. To date, three ESPs have been offered to employees as follows:

(i) September 2005 'General Employee Share Plan (GESP)'
The 2005 GESP granted two nil priced ordinary shares to 14,006 eligible employees for each one share purchased at a market equivalent price, up to a maximum of $1,000 per employee (or a cash reward equal in value to 60 shares in countries where the grant of shares is not practicable).

(ii) September 2004 'Employee Share Ownership Plan (ESOP)'
The 2004 GESP granted 150 nil priced ordinary shares to 12,954 eligible employees (or a reward of equal value in countries where the grant of shares was not practicable).

(iii) September 2003 'Employee Share Ownership Plan (ESOP)'
The 2003 GESP granted 200 nil priced ordinary shares to 9,403 eligible employees (or a reward of equal value in countries where the grant of shares was not practicable).

49 Share-based payments (continued)

The form of past ESPs depends on local regulations and tax laws. Due to this, ESP comprises three components as follows:

Regular share grants
The majority of the Group's eligible employees, including those in Australia are offered shares with a restriction on trading of three years or as elected by the employee, dependent on the tax deferral period. Once the shares are granted, employees can fully participate in all dividends paid. For regular share grants to overseas employees, it is a condition that shares are forfeited and sold on market if employees leave before the expiration of the three year restriction period.

Cash plan
Eligible employees in certain Asian and Pacific regions are entitled to receive cash bonuses three years from grant date, in place of shares, calculated as the sum of the market value of the shares and the dividends that would have otherwise been received.

Deferred share grants
In New Zealand, and in some Asian regions, shares vest three years from the grant date and cash rewards are received for dividends forgone during this period.

Shares issued under ESP rank equally with other fully-paid ordinary shares on issue (refer to note 35(c)).

(c) Special Share Grants and Rights

Special Share Rights are awarded by the Board from time to time to meet specific or exceptional demands. In 2004, special share rights were awarded to two executives to facilitate the effective integration and turn around of the North American Coated and Building Products business, the effective integration of the China operations of BlueScope Butler and successful completion of Asian capital expansion.

The share rights vest on the achievement of the specific performance objectives determined by the Managing Director and Chief Executive Officer and the Chairman of the Board. The performance hurdles set were tested at the end of the performance period (30 June 2006) and as a result 40,000 share rights vested and 20,000 share rights lapsed.

Under an engagement bonus clause, 25,000 BlueScope Steel Limited shares were granted to Mr Paul O'Malley upon his appointment as Chief Financial Officer in December 2005. These shares are restricted from being sold until 19 December 2008.

(d) The Employee Share Purchases Plan

The Employee Share Purchase Plan (ESPP) provides facilities for Australian employees to purchase shares at market prices through salary sacrifice. The Company has had an ESPP in place since 2003. Under the plan, shares can be provided on a tax deferred basis and therefore sale or transfer is restricted. Shares provided under the plan are entitled to participate in dividends and rank equally with other fully-paid ordinary shares on issue (refer to note 35(c)).

No employee benefit expense is recognised in respect of the ESPP other than the administrative costs of the plan which are met by the Company.

(e) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		**Parent**	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Employee share rights expense	**9.0**	5.6	**7.5**	5.6
Employee share awards expense	**13.5**	2.1	**9.2**	0.9
Total expense arising from share-based payments	**22.5**	7.7	**16.7**	6.5

The carrying amount of the liability relating to share-based payment plans at 30 June 2006 is \$2.4M (2005: \$1.2M). This liability represents the deferred cash amounts payable under the ESP.

50 Explanation of transition to Australian equivalents to IFRS

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

	Notes	Consolidated			Parent		
		Previous AGAAP $M	Effect of transition $M	AIFRS $M	Previous AGAAP $M	Effect of transition $M	AIFRS $M
ASSETS							
Current assets							
Cash and cash equivalents		119.4	-	119.4	0.2	-	0.2
Receivables	(i)	989.2	-	989.2	628.1	0.4	628.5
Inventories		891.4	-	891.4	239.8	-	239.8
Other	(d)	43.7	(1.4)	42.3	2.7	-	2.7
Total current assets		2,043.7	(1.4)	2,042.3	870.8	0.4	871.2
Non-current assets							
Receivables	(i)(l)	7.1	6.7	13.8	307.2	(292.7)	14.5
Inventories		71.1	-	71.1	25.4	-	25.4
Investments accounted for using the equity method	(h)	236.3	5.3	241.6	-	-	-
Other financial assets	(h)	4.6	(4.5)	0.1	1,649.5	-	1,649.5
Property, plant and equipment	(d)(e)	3,288.6	(163.4)	3,125.2	722.0	(19.1)	702.9
Deferred tax assets	(i)	58.0	87.5	145.5	-	-	-
Intangible assets	(c)(d)	60.1	65.3	125.4	2.5	19.1	21.6
Other	(d)	12.6	(2.9)	9.7	0.8	-	0.8
Total non-current assets		3,738.4	(6.0)	3,732.4	2,707.4	(292.7)	2,414.7
Total assets		5,782.1	(7.4)	5,774.7	3,578.2	(292.3)	3,285.9
LIABILITIES							
Current liabilities							
Payables	(i)	728.3	-	728.3	226.3	0.4	226.7
Interest bearing liabilities		416.0	-	416.0	373.5	-	373.5
Current tax liabilities		154.3	-	154.3	148.5	-	148.5
Provisions	(n)	281.5	160.2	441.7	92.9	57.9	150.8
Retirement benefit obligations	(f)	13.2	(13.2)	-	-	-	-
Deferred income		92.5	-	92.5	-	-	-
Total current liabilities		1,685.8	147.0	1,832.8	841.2	58.3	899.5
Non-current liabilities							
Interest bearing liabilities		176.7	-	176.7	-	-	-
Deferred tax liabilities	(i)	388.3	(30.5)	357.8	370.0	(294.4)	75.6
Provisions	(l)(n)	291.7	(153.5)	138.2	80.9	(57.9)	23.0
Retirement benefit obligations	(f)	46.0	150.4	196.4	-	5.6	5.6
Total non-current liabilities		902.7	(33.6)	869.1	450.9	(346.7)	104.2
Total liabilities		2,588.5	113.4	2,701.9	1,292.1	(288.4)	1,003.7
Net assets		3,193.6	(120.8)	3,072.8	2,286.1	(3.9)	2,282.2
EQUITY							
Contributed equity		1,914.9	-	1,914.9	1,914.9	-	1,914.9
Reserves	(a)(g)	(77.5)	80.0	2.5	-	2.5	2.5
Retained profits	(j)	1,302.9	(200.8)	1,102.1	371.2	(6.4)	364.8
Parent entity interest		3,140.3	(120.8)	3,019.5	2,286.1	(3.9)	2,282.2
Minority interest		53.3	-	53.3	-	-	-
Total equity		3,193.6	(120.8)	3,072.8	2,286.1	(3.9)	2,282.2

50 Explanation of transition to Australian equivalents to IFRS (continued)

(b) At the end of the last reporting period under previous AGAAP: 30 June 2005

		Consolidated			Parent		
	Notes	Previous AGAAP $M	Effect of transition $M	AIFRS $M	Previous AGAAP $M	Effect of transition $M	AIFRS $M
ASSETS							
Current assets							
Cash and cash equivalents		84.6	-	84.6	0.1	-	0.1
Receivables	(i)	1,052.8	-	1,052.8	1,028.9	2.9	1,031.8
Inventories		1,152.2	-	1,152.2	283.9	-	283.9
Other	(b)	39.5	(0.1)	39.4	3.5	-	3.5
Total current assets		2,329.1	(0.1)	2,329.0	1,316.4	2.9	1,319.3
Non-current assets							
Receivables	(i)(l)	7.5	4.9	12.4	285.3	(264.3)	21.0
Retirement benefit assets	(f)	-	0.5	0.5	-	0.2	0.2
Inventories		58.6	-	58.6	23.6	-	23.6
Investments accounted for using the equity method	(h)	253.5	4.4	257.9	-	-	-
Other financial assets	(h)	4.5	(4.5)	-	1,654.6	-	1,654.6
Property, plant and equipment	(d)(e)	3,629.0	(254.6)	3,374.4	777.3	(22.9)	754.4
Deferred tax assets	(i)	61.6	86.3	147.9	-	-	-
Intangible assets	(c)(d)	112.4	87.7	200.1	2.2	23.3	25.5
Other	(d)	7.5	(2.6)	4.9	0.4	-	0.4
Total non-current assets		4,134.6	(77.9)	4,056.7	2,743.4	(263.7)	2,479.7
Total assets		6,463.7	(78.0)	6,385.7	4,059.8	(260.8)	3,799.0
LIABILITIES							
Current liabilities							
Payables	(i)	818.6	-	818.6	233.5	2.9	236.4
Interest bearing liabilities		255.7	-	255.7	371.3	-	371.3
Current tax liabilities		215.6	-	215.6	203.4	-	203.4
Provisions	(n)	263.0	167.0	430.0	95.3	62.1	157.4
Deferred income		60.5	-	60.5	-	-	-
Total current liabilities		1,613.4	167.0	1,780.4	903.5	65.0	968.5
Non-current liabilities							
Payables		5.0	-	5.0	-	-	-
Interest bearing liabilities		620.2	-	620.2	-	-	-
Deferred tax liabilities	(i)	351.9	(51.6)	300.3	325.7	(264.2)	61.5
Provisions	(l)(n)	319.6	(162.1)	157.5	90.7	(62.1)	28.6
Retirement benefit obligations	(f)	53.1	208.8	261.9	-	-	-
Total non-current liabilities		1,349.8	(4.9)	1,344.9	416.4	(326.3)	90.1
Total liabilities		2,963.2	162.1	3,125.3	1,319.9	(261.3)	1,058.6
Net assets		3,500.5	(240.1)	3,260.4	2,739.9	0.5	2,740.4
EQUITY							
Contributed equity		1,747.5	-	1,747.5	1,747.5	-	1,747.5
Reserves	(a)(b)(f)(g)(i)	(131.2)	65.9	(65.3)	-	9.0	9.0
Retained profits	(j)	1,841.0	(306.0)	1,535.0	992.4	(8.5)	983.9
Parent entity interest		3,457.3	(240.1)	3,217.2	2,739.9	0.5	2,740.4
Minority interest		43.2	-	43.2	-	-	-
Total equity		3,500.5	(240.1)	3,260.4	2,739.9	0.5	2,740.4

50 Explanation of transition to Australian equivalents to IFRS (continued)

(2) Reconciliation of profit for the year ended 30 June 2005

		Consolidated			Parent		
	Notes	Previous AGAAP $M	Effect of transition $M	AIFRS $M	Previous AGAAP $M	Effect of transition $M	AIFRS $M
Revenue	(h)	7,967.4	(2.1)	7,965.3	3,821.9	(0.5)	3,821.4
Other income	(m)	14.2	(12.7)	1.5	-	-	-
Changes in inventories of finished goods and work in progress		146.7	-	146.7	30.7	-	30.7
Raw materials and consumables used		(3,296.8)	-	(3,296.8)	(1,840.7)	-	(1,840.7)
Employee benefits expense	(f)(g)	(1,347.0)	13.4	(1,333.6)	(393.2)	(0.4)	(393.6)
Depreciation and amortisation expense	(c)(d)(e)	(306.1)	8.8	(297.3)	(66.6)	0.3	(66.3)
Impairment of non-current assets	(e)	(1.6)	(82.3)	(83.9)	-	-	-
Freight on external despatches		(484.3)	-	(484.3)	(168.1)	-	(168.1)
External services		(1,093.0)	-	(1,093.0)	(151.0)	-	(151.0)
Carrying amount of non-current assets sold	(m)	(9.9)	9.9	-	(0.6)	0.6	-
Finance costs - net	(k)	(37.5)	(6.9)	(44.4)	(18.6)	(1.8)	(20.4)
Other expenses	(b)(d)(h)(k)(m)	(394.7)	30.8	(363.9)	(158.8)	1.7	(157.1)
Share of net profits of associates and joint venture partnership accounted for using the equity method	(h)	196.7	3.3	200.0	-	-	-
Profit before income tax		1,354.1	(37.8)	1,316.3	1,055.0	(0.1)	1,054.9
Income tax expense	(b)(c)(e)(f)(i)	(347.0)	12.7	(334.3)	32.1	(1.9)	30.2
Profit for the year		1,007.1	(25.1)	982.0	1,087.1	(2.0)	1,085.1
Profit attributable to minority interest		(0.1)	-	(0.1)	-	-	-
Profit attributable to members of BlueScope Steel Ltd		1,007.0	(25.1)	981.9	1,087.1	(2.0)	1,085.1

(3) Reconciliation of cash flows under previous AGAAP to cash flows under AIFRS.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statements.

(4) Notes to the reconciliations

(a) Foreign currency translation reserve: cumulative translation differences

Under AIFRS, upon disposal of a foreign operation, the cumulative translation differences for that operation are recognised in the income statement as part of the gain or loss on disposal. Under previous Australian Accounting Standards this amount was transferred directly to retained profits.

The Group has elected to apply the exemption available in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* whereby the cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero and transferred to retained profits at the date of transition to AIFRS. The effect is:

(i) At 1 July 2004
The balance of the $77.5M debit in the foreign currency translation reserve is reduced to zero with a corresponding decrease in retained profits.

50 Explanation of transition to Australian equivalents to IFRS (continued)

(ii) At 30 June 2005
The debit balance of the foreign currency translation reserve is reduced by $77.5M with a corresponding decrease in retained profits.

(b) Foreign currency translation: foreign currency loans

AASB 121 *Effect of Changes in Foreign Exchange Rates* requires exchange gains and losses arising from loan balances, including intercompany loans, to remain in the consolidated income statement unless they form part of a net investment in a foreign operation, subject to stringent hedge accounting requirements. If these requirements are met, the exchange fluctuation and any associated tax effects are able to be reported in a separate component of equity and would be realised upon disposal of the foreign operation.

The Company's foreign currency loans, including intercompany loans, not denominated in the functional currency of the business do not meet the tests required under AASB 121 for a hedge of a net investment of a foreign operation resulting in exchange fluctuations on loan balances, and the associated tax effects being taken to the income statement. Under previous accounting standards these items were recorded against the foreign currency translation reserve. As a result of the foreign currency translation reserve being reduced to zero as at 1 July 2004 in accordance with AASB 1 as set out at Note 50(4)(a) above, any deferred tax balances recorded are also transferred to retained profits.

Management has undertaken a thorough review of the future impact on the income statement from foreign currency exposures arising from the changes identified above. From 1 July 2005, foreign currency exposure has been managed through balancing foreign exchange debt with foreign exchange intercompany balances and no material earnings volatility is expected.

Refer to note 1(p) for the derivatives and hedging accounting policy.

Refer to note 1(e) for the foreign currency translation accounting policy.

The effect of the transition to AIFRS is:

(i) At 1 July 2004
There is an increase of $6.8M in deferred tax liabilities, and a corresponding decrease in retained profits.

(ii) At 30 June 2005
There is an increase of $12.6M in deferred tax liabilities, an increase of $9.3m in retained profits, a decrease of $0.1M in other current assets, and a decrease of $22.0M in the foreign currency translation reserve.

(iii) For the year ended 30 June 2005
There has been a decrease of $21.9M in other expenses and an increase of $5.7M in income tax expense.

(c) Business combinations

Under AASB 3 *Business Combinations* goodwill is no longer amortised but is subject to annual impairment testing. This has resulted in the reversal of accumulated goodwill amortisation previously recognised under Australian Accounting Standards. Current impairment tests have confirmed no impairment of goodwill.

The Group has adopted the exemption available under AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* not to restate pre 1 July 2004 business combinations.

Under AIFRS, guidance provided for identifying acquired intangible assets is more prescriptive than under AGAAP. As a result, identifiable intangible assets have increased with a corresponding decrease in goodwill on post 1 July 2004 business combinations.

Consistent with the AIFRS income tax methodology, business combinations post 1 July 2004 are required to incorporate the tax effect of fair value adjustments, therefore impacting the amount of goodwill recognised.

The effect of transition to AIFRS is:

(i) At 1 July 2004
No adjustments due to the exemption adopted under AASB 1 to not restate pre 1 July 2004 business combinations.

50 Explanation of transition to Australian equivalents to IFRS (continued)

(ii) At 30 June 2005
For the Group there has been a decrease in retained profits of $5.1M and deferred tax liabilities of $4.9M. Intangible assets arising from business combinations have increased by $10.0M of which $4.7M represents the reversal of amortisation on existing goodwill. The remainder is the net effect of the recognition of separately identifiable intangibles at fair value on post 1 July 2004 business combinations, the resulting tax effect of the fair value adjustments.

For the parent there has been an increase in both intangible assets and retained profits of $0.4M.

(iii) For the year ended 30 June 2005
For the Group depreciation and amortisation expense has decreased by $5.0M and income tax expense has decreased by $0.1M.

For the parent depreciation and amortisation expense has decreased by $0.3M.

(d) Computer software and non compete intangible assets

AASB 138 *Intangible Assets* requires computer software that is not an integral part of computer hardware or is not integral to a piece of machinery to be classified as an intangible asset. Previously under Australian Accounting Standards, the Group classified all capitalised computer software as property, plant and equipment.

Under Australian Accounting Standards in force at that time, the Group classified deferred non-compete agreement costs arising from the Butler Manufacturing Company acquisition as other assets. AASB 138 requires this to be classified as an intangible asset.

The transition to AIFRS has resulted in a reclassification of both deferred non-compete agreement costs and capitalised non operating computer software to intangible assets. The effect of this is:

(i) At 1 July 2004
For the Group there has been a decrease of $1.4M in other current assets, a decrease of $2.9M in other non-current assets, a decrease of $61.0M in property, plant and equipment, and an increase of $65.3M in intangible assets.

For the Parent there has been a decrease of $19.1M in property, plant and equipment, and a corresponding increase in intangible assets.

(ii) At 30 June 2005
For the Group there has been a decrease of $2.6M in other non current assets, a decrease of $75.1M in property, plant and equipment, and an increase of $77.7M in intangible assets.

For the Parent there has been a decrease of $22.9M in property, plant and equipment and a corresponding increase in intangible assets.

(iii) For the year ended 30 June 2005
For the Group amortisation of the non compete agreement, $1.3M has been reclassified from other expenses to depreciation and amortisation expense.

(e) Impairment of assets

Previously under Australian Accounting Standards, operations were grouped into income generating units (IGUs) for the purposes of impairment testing. IGUs were defined as a group of assets working together to generate cashflows. AIFRS requires that assets be tested for impairment based on cash generating units (CGUs). CGUs are defined as the smallest group of assets that generate cash flows from continuing use that are largely independent. The CGU approach requires certain assets to be tested for impairment on a standalone basis rather than being grouped into an IGU. In addition, the discount rate is required to include a country risk premium. Both of these differences have increased the possibility of certain assets being impaired.

The transition to AIFRS has resulted in an impairment write-down for the Packaging Products CGU, which under previous Australian Accounting Standards, was grouped and tested with other Australian steel manufacturing assets (Port Kembla Steelworks, Springhill and Western Port operations). Packaging Products is impaired on a stand alone basis primarily as a result of low growth and margin compression since the facility was upgraded in the 1990s and further impaired at 30 June 2005 due to increases in unit costs following the withdrawal from export tinplate. The Company has since announced its intention to close the tinplate producing assets but will continue to operate the cold rolling mill.

Refer to note 1(k) for the impairment accounting policy.

50 Explanation of transition to Australian equivalents to IFRS (continued)

The effect of the transition to AIFRS is:

(i) At 1 July 2004
For the Group there has been a decrease of $102.3M in property, plant and equipment and a decrease of $71.6M in retained profits. Deferred tax liabilities have decreased by $30.7M.

(ii) At 30 June 2005
For the Group there has been a decrease of $179.5M in property, plant and equipment and a decrease of $125.7M in retained profits. Deferred tax liabilities have decreased by $53.8M.

(iii) For the year ended 30 June 2005
For the Group diminution in value of non current assets expense has increased by $82.3M, depreciation and amortisation expense has decreased by $5.1M and income tax expense has decreased by $23.2M.

(f) Retirement benefit obligations

BlueScope Steel Ltd has superannuation funds consisting of both defined benefit plans and defined contribution plans. The Group's defined benefit plans consist of the BlueScope Steel Superannuation Fund (Australia), the New Zealand Steel Pension Fund, and the Butler Manufacturing Company defined benefit plans (US and United Kingdom).

Under AIFRS, employer sponsors are required to recognise the net surplus or deficit in employer sponsored defined benefit superannuation funds as an asset or liability. This asset or liability is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial losses (less recognised actuarial gains) less the fair value of the superannuation fund's assets at the date. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated half yearly by independent actuaries. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. The accrued benefit liability is required to be discounted using the corporate bond rate.

Under previous Australian Accounting Standards, cumulative actuarial gains and losses on defined benefit plans were not recognised on the balance sheet unless a legal obligation existed. At the date of transition, the Group recognised an actuarially determined liability for the combined net deficit of the defined benefit superannuation plans in shortfall, and an asset for the defined benefit superannuation plan in surplus, reflecting the difference between the present value of employee accrued benefits and the market value of the superannuation fund's assets at that date. The resulting liability and asset are not able to be offset as they relate to different plans.

Previously under Australian Accounting Standards, due to existing legal obligations, a liability was recognised for the Butler Manufacturing Company US defined benefit plans. Upon transition to AIFRS, this liability increased as a lower discount rate was used, being a corporate bond rate with similar maturity terms, rather than the expected rate of return on fund assets.

An actuarially determined employment expense is now recognised rather than the Company contributions under previous AGAAP. The associated employee benefits expense is lower under AIFRS as the Company's contributions are in excess of the actuarially determined expense.

In December 2004, AASB 119 *Employee Benefits* was reissued to provide options in accounting for actuarial gains and losses by allowing either a direct adjustment against retained profits, a progressive profit and loss 'corridor' approach or immediate recognition in the profit and loss. The Group has early adopted the revised standard with all actuarial gains and losses recorded directly in retained profits.

Refer to note 1(y)(iii) for the retirement benefit obligations accounting policy.

The effect of the transition to AIFRS is:

(i) At 1 July 2004
For the Group there has been an increase of $137.2M in retirement benefit obligations, a decrease of $6.6M in deferred tax liabilities, and a decrease of $130.5M in opening retained profits.

For the Parent there has been an increase of $5.6M in retirement benefit obligations, a decrease of $1.7M in deferred tax liabilities, and a decrease of $3.9M in opening retained profits.

(ii) At 30 June 2005
For the Group there has been an increase of $208.8M in retirement benefit obligations, an increase of $0.5M in retirement benefit assets, a decrease of $15.5M in deferred tax liabilities, and a decrease of $194.8M in retained profits. The foreign currency translation reserve balance has been credited by $1.6M.

50 Explanation of transition to Australian equivalents to IFRS (continued)

For the Parent there has been an increase of $0.2M in retirement benefit assets, a decrease of $0.1M in deferred tax liabilities, and an increase of $0.1M in retained profits.

(iii) For the year ended 30 June 2005
For the Group employee benefits expense has decreased by $19.9M, and income tax expense has increased by $3.9M.

For the Parent employee benefits expense has decreased by $6.1M, and income tax expense has increased by $1.8M.

(g) Share-based payments

Under AASB 2 *Share-based Payment* from 1 July 2004 the Group is required to recognise an expense and a corresponding increase in reserves for the fair value of share rights and awards granted to employees after 7 November 2002 that had not vested by 1 January 2005. Upon transition to AIFRS, the Group is required to expense the fair value of share rights awarded to senior executives under the 2003 and 2004 Long Term Incentive Plan (LTIP) and any future awards. In addition, the fair value of any shares provided under Employee Share Plans from 1 January 2005 onwards are required to be expensed. Under AGAAP, the shares under all these plans would have been issued at nil cost with no expense recognised.

For details of share rights and awards granted, refer to note 49 and the 30 June 2006 Remuneration Report.

Refer to note 1(y)(iv) for the share-based payments accounting policy.

The effect of the transition to AIFRS is:

(i) At 1 July 2004
For the Group and parent there has been a decrease of $2.5M in opening retained profits and a corresponding increase in reserves.

(ii) At 30 June 2005
For the Group and parent there has been a decrease of $9.0M in retained profits and a corresponding increase in reserves.

(iii) For the year ended 30 June 2005
For the Group and parent there has been an increase in employee benefits expense of $6.5M.

(h) Equity accounting of associates

Under AASB 128 *Investments in Associates* where an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. The Group holds some minor investments in New Zealand Steel whereby equity accounting was not previously applied under Australian Accounting Standards with revenue being brought to account when dividends were received.

The effect of the transition to AIFRS is:

(i) At 1 July 2004
For the Group there has been an increase of $5.3M in investments accounted for using the equity method, a decrease of $4.5M in other financial assets, and an increase of $0.8M in opening retained profits.

(ii) At 30 June 2005
For the Group there has been an increase of $4.4M in investments accounted for using the equity method, a decrease of $4.5M in other financial assets, and a decrease of $0.1M in retained profits.

(iii) For the year ended 30 June 2005
For the Group there has been a decrease of $2.1M in other revenue (dividend income), an increase of $1.9M in other expenses, and an increase of $3.3M in share of net profits of associates and joint venture partnership accounted for using the equity method.

(i) Income tax methodology

Under AGAAP income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. AASB 112 *Income Taxes* focuses on the taxation of transactions and other events that effect amounts recognised in either the balance sheet or a tax based balance sheet.

50 Explanation of transition to Australian equivalents to IFRS (continued)

Deferred tax is now recognised in relation to fair value adjustments arising from business combinations (refer to point (c)). In addition, current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity. Refer to note 1(g) for the income tax accounting policy.

Deferred tax assets

Under AIFRS, all tax assets must be recognised when they are probable of realisation. Probable is defined as more likely than not. Under AGAAP income tax losses were only recognised when they were virtually certain of realisation. Upon transition to AIFRS an additional tax benefit was recognised in relation to New Zealand Steel tax losses. As a result, the Group has commenced recognising a tax expense on New Zealand Steel's profit during the second half of FY 2006.

The effect of this on tax assets is:

(i) At 1 July 2004
For the Group there has been an increase of $87.5M in deferred tax assets and a corresponding increase in retained profits.

(ii) At 30 June 2005
For the Group there has been an increase of $86.3M in deferred tax assets, an increase of $86.6M in retained profits and a decrease of $0.3M in the foreign currency translation reserve.

(iii) For the year ended 30 June 2005
For the Group, income tax expense has increased by $0.9M.

Deferred tax liabilities

At 1 July 2004 and at 30 June 2005
The effects on the deferred tax liability of the adoption of AIFRS are as follows (tax rate of 30%):

		1 July 2004		30 June 2005	
	Notes	Consolidated $M	Parent $M	Consolidated $M	Parent $M
Application of AASB 112 to adjustments arising from adoption of other AASBs					
Foreign currency translation	(b)	6.8	-	12.6	-
Business combinations and intangibles	(c)(d)	-	-	4.9	-
Impairment of assets	(e)	(30.7)	-	(53.8)	-
Retirement benefit obligations	(f)	(6.6)	(1.7)	(15.5)	0.1
Tax consolidation accounting		-	(292.7)	-	(264.3)
Rounding adjustment		-	-	0.2	-
Increase/(decrease) in deferred tax liability		(30.5)	(294.4)	(51.6)	(264.2)

Tax consolidation accounting

In addition to the above deferred tax adjustments, the adoption of UIG 1052 *Tax Consolidation Accounting* requires BlueScope Steel Ltd, the head entity, recognising the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group. The deferred tax balances continue to reside within each legal entity within the tax consolidated group. These deferred tax balances are measured in a systematic manner that is consistent with the broad principles of AASB 112 ('Group allocation approach'). Previously under AGAAP, these deferred tax balances were transferred to BlueScope Steel Ltd via intercompany accounts. The impact of adopting UIG 1052 on BlueScope Steel Ltd's balance sheet is:

(i) At 1 July 2004
For the Parent there has been an increase in current receivables of $0.4M with a corresponding increase in current payables, and a $292.7M decrease in deferred tax liabilities with a corresponding decrease in non-current receivables.

(ii) At 30 June 2005
For the Parent there has been an increase in current receivables of $2.9M with a corresponding increase in current payables, and a decrease of $264.3M in non-current receivables with a corresponding decrease in deferred tax liabilities.

50 Explanation of transition to Australian equivalents to IFRS (continued)

(j) Retained profits

The effect on retained profits of the adoption of AIFRS are as follows:

		1 July 2004		30 June 2005	
		Consolidated	Parent	Consolidated	Parent
	Notes	$M	$M	$M	$M
Opening exchange fluctuation reserve	(a)	(77.5)	-	(77.5)	-
Foreign currency translation	(b)	(6.8)	-	9.3	-
Business combinations	(c)	-	-	5.1	0.4
Impairment of assets	(e)	(71.6)	-	(125.7)	-
Retirement benefit obligations	(f)	(130.5)	(3.9)	(194.8)	0.1
Share-based payments	(g)	(2.5)	(2.5)	(9.0)	(9.0)
Equity accounting	(h)	0.8	-	(0.1)	-
Income tax methodology	(i)	87.5	-	86.6	-
Rounding adjustment		(0.2)	-	0.1	-
Total adjustment		(200.8)	(6.4)	(306.0)	(8.5)

(k) Borrowing costs

AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* requires that the expense arising from the unwinding of material provisions discounted to present value, excluding employee benefits, be classified as a borrowing cost. Previously, under AGAAP the Group did not separate this borrowing cost.

The Group has provisions relating to workers compensation self insurance and product claims that have been discounted to present value. Upon transition to AIFRS, reclassification in the income statement from other expenses to finance costs amounts to $6.9M for the Group and $1.8M for the parent, for the year ending 30 June 2005. There has been no effect on the balance sheet.

(l) Set-off of assets and liabilities - Third party reimbursements

AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* requires that recoveries expected from third parties to settle a provision be recognised as a separate asset. As a result, upon transition the Group's expected future workers compensation recoveries have been recognised as a non-current receivable rather than an offset against non-current workers compensation provisions. The reclassification amounted to $6.7M at 1 July 2004, and $4.9M at 30 June 2005. There has been no effect on the income statement.

(m) Revenue recognition on sale of non-current assets

Under AIFRS, a distinction is made between revenue and gains, which has resulted in a change in the presentation of the Group's revenues and expenses. Gains or losses arising from non current asset sales must be recognised as a net amount in the income statement, either as a gain or as an expense . Previously under Australian Accounting Standards recognition occurred on a gross basis, with proceeds as revenue and the carrying amount of disposed assets as an expense.

This change from gross to net recognition has had the effect of decreasing both revenues and expenses in the income statement, with a nil net impact. Gross proceeds from the sale of non current assets and their associated carrying value amounted to $14.2M and $9.9M for the Group and $0.5M and $0.6M for the parent respectively, for the year ended 30 June 2005.

50 Explanation of transition to Australian equivalents to IFRS (continued)

(n) Reclassification of non-current employee entitlement provisions

AASB 101 *Presentation of Financial Statements* requires a liability to be classified as current when it satisfies one of four criteria. One of the criteria requiring classification as a current liability is if the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date and hence all annual leave and long service leave has been classified as current. BlueScope Steel's classification of employee leave entitlements under previous Australian Accounting Standards was based on whether the company expects to settle the liability within a 12 month period from reporting date. For the Group, the provisions reclassified totalled $160.2M at 1 July 2004 and $167.0M at 30 June 2005. For the parent, the provisions reclassified totalled $57.9M at 1 July 2004 and $62.1M at 30 June 2005.

(o) Financial Instruments - Adjustments on transition to AASB 132 and AASB 139: 1 July 2005

The Group has elected to apply the exemption from restatement of comparatives for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*. It has therefore continued to apply the previous AGAAP rules to derivatives, financial assets and financial liabilities and also to hedge relationships for the year ended 30 June 2005. The adjustments required for differences between previous AGAAP and AASB 132 and AASB 139 at 1 July 2005 were as follows:

(i) Set-off of assets and liabilities - sale of receivables program

AASB 139 *Financial Instruments: Recognition and Measurement* only allows financial assets to be derecognised where an entity transfers substantially all the risks and rewards of ownership of the financial asset. The Group's sale of receivables program does not currently meet the derecognition requirements. As a result, from 1 July 2005 the program has been shown as a current interest bearing liability rather than an offset against receivables and the expense of running the program will be shown as a finance cost cost rather than as other expenses. Under previous AGAAP, the offset against receivables was permitted.

At 1 July 2005:
For the Group there has been an increase in current interest bearing liabilities of $140.0M with a corresponding increase in current receivables.

For the parent there has been an increase in current interest bearing liabilities of $102.5M with a corresponding increase in current receivables.

If the principles were applied from the date of transition, for the Group current receivables and current interest bearing liabilities would both have increased by $152.1M at 1 July 2004. The reclassification from other expenses to finance costs would have amounted to $6.5M for the year ended 30 June 2005.

For the parent, current receivables and current interest bearing liabilities would both have increased by $103.9M at 1 July 2004. The reclassification from other expenses to finance costs would have amounted to $4.8M for the year ended 30 June 2005.

(ii) Derivative financial instruments - cash flow hedges

The Group has certain derivative instruments designated as cash flow hedges, the treatment of which differs under AIFRS from previous AGAAP. Refer to note 1(p) for further detail of other types of hedges, and the Group's derivative and hedge accounting policies under previous AGAAP and upon transition to AIFRS.

For derivative contracts that are designated as a cash flow hedge under AASB 139, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss. Amounts taken to equity are transferred to the income statement when the forecast purchase occurs. Under previous AGAAP, all derivative gains or losses were deferred until the underlying hedged transaction occurred at which point they were included in the measurement of purchase.

At 1 July 2005:
For the Group a pre-tax net adjustment of a $0.1M decrease in net assets was recognised representing the reclassification of aluminium cash flow hedges from deferred exchange losses and costs to equity. For the Parent no adjustments were necessary.

Refer to note 11 for further detail of the Group's derivative and hedging instruments.

51 Events occurring after the balance sheet date

On 17 August 2006, BlueScope Steel announced it has acquired approximately 19.9% of the shares in Smorgon Steel. The intention of acquiring this strategic stake is to ensure that the proposed Onesteel/Smorgon Steel merger does not proceed in its current form. The total cost of this purchase was $319M.

The Company has noted the concerns identified by the ACCC in its initial review of the proposed merger and has no intention to acquire further Smorgon Steel shares, but reserves the right to do so in different circumstances.

Directors' declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 1 to 90 are in accordance with the *Corporations Act 2001*, including:
  (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
  (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out in the Directors' Report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 44 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 44.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

G J Kraehe, AO
Chairman

K C Adams
Managing Director & CEO

Melbourne
18 August 2006



■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent audit report to members of BlueScope Steel Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of recognised income and expense, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for BlueScope Steel Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 8 to 24 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures.*

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independent audit report to the members of BlueScope Steel Ltd (continued)

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. The Auditors' Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this audit report was signed. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of BlueScope Steel Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of BlueScope Steel Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained on pages 8 to 24 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

A I Beckett
Partner

Melbourne
18 August 2006



BLUESCOPE STEEL LIMITED
LEVEL 11, 120 COLLINS STREET,
MELBOURNE, VICTORIA 3000 AUSTRALIA
WWW.BLUESCOPESTEEL.COM



9 320075 048730



END